SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 February 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results dated 21 February 2023

Exhibit No: 99.1

InterContinental Hotels Group PLC
Full Year Results to 31 December 2022
21 February 2023
	Reported			Underlying1
	2022	2021	% change	% change
REPORTABLE SEGMENTS1:
Revenue1	$1,843m	$1,390m	+33%	+39%
Revenue from fee business1	$1,449m	$1,153m	+26%	+28%
Operating profit1	$828m	$534m	+55%	+53%
Fee margin1	56.2%	49.6%	+6.6%pts
Adjusted EPS1	282.3¢	147.0¢	+92%	KEY METRICS:
GROUP RESULTS:				● $25.8bn total gross revenue1
Total revenue	$3,892m	$2,907m	+34%	+33% vs 2021, (8)% vs 2019
Operating profit	$628m	$494m	+27%	● +37% global FY RevPAR1
Basic EPS	207.2¢	145.4¢	+43%	vs 2021, (3.3)% vs 2019
Total dividend per share	138.4¢	85.9¢	+61%	● +26% global Q4 RevPAR1
Net debt1	$1,851m	$1,881m	(2)%	vs 2021, +4.1% vs 2019
1.
Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

●	Further significant improvement in trading: sequential improvement each quarter in global RevPAR vs 2019
●
Strongest recovery in Americas, with RevPAR +3.3% vs 2019 (Q4 +9.0%); EMEAA improving to (7.5)% (Q4 +8.8%); Greater China (38)% (Q4 (42)%) due to the scale of travel restrictions that were still in place

●	Average daily rate +18% vs 2021, +8% vs 2019; occupancy +9%pts vs 2021, (7)%pts vs 2019
●
Iberostar Beachfront Resorts agreement signed in November 2022, with first 12.4k rooms added to IHG's system in December 2022; continue to explore further opportunities with Exclusive Partners to drive additional system growth

●	Gross system growth +5.6% YOY; adjusted net system size growth of +4.3% YOY
●	Opened and added 49.4k rooms (269 hotels); global estate now at 912k rooms (6,164 hotels)
●	Signed 80.3k rooms (467 hotels); global pipeline now at 281k rooms (1,859 hotels), +3.9% YOY
●	Fee margin of 56.2%, +6.6%pts vs 2021 (+2.1%pts vs 2019's 54.1%)
●	Operating profit from reportable segments of $828m, +55% vs 2021; this was held back by $17m adverse currency impact and included $5m of costs related to Iberostar agreement
●	Reported operating profit of $628m, after $105m System Fund reported loss and $95m net exceptional charges
●
Net cash from operating activities of $646m (2021: $636m), with adjusted free cash flow1 of $565m (2021: $571m); net debt movement includes $482m share buybacks, $233m dividends and a $230m net foreign exchange benefit

●	Adjusted EBITDA1 of $896m, +42% vs 2021; net debt:adjusted EBITDA ratio reduced to 2.1x
●	Final dividend of 94.5¢ proposed, +10% vs 2021, resulting in a total dividend for the year of 138.4¢
●	Share buyback programme to return an additional $750m of surplus capital in 2023

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

"In 2022 we saw demand return strongly in most of our markets, pushing Group RevPAR back close to 2019 levels and fee margin ahead. It's particularly pleasing that in the second half of the year we exceeded 2019 levels for both RevPAR and profitability. Looking to 2023, while there are economic uncertainties, we expect continued strong leisure demand in many markets, alongside further return of business and group travel and the ongoing reopening of China.

Our strategy over the last five years has significantly strengthened our brand portfolio and seen substantial investment to innovate our technology and distribution platforms. Our recent agreement with Iberostar adds our 18th brand and substantially increases our resort and all-inclusive presence, and we continue to explore further new opportunities like this for additional growth through exclusive partners. Meanwhile, the other six brands we have added since 2017 already contribute more than 10% of our pipeline, and our Luxury & Lifestyle portfolio is now 13% of our system size and 20% of our pipeline as we increase our exposure to higher fee income segments.

In total, we signed 467 hotels in 2022 and opened 269, which led to net system growth of over 4%. The further 1,800 hotels in our pipeline represents future growth of over 30% of today's system size. The Holiday Inn Brand Family, with its global leadership position, delivered around a third of our hotel signings and half of openings.

IHG's enterprise platform strength helps our hotel owners capture demand and grow their business, with enterprise contribution increasing in 2022 to represent 77% of their total room revenue. Critical to this was the launch of our new mobile app during the year, which has led to mobile now accounting for more than half of all digital bookings, while the transformation of our IHG One Rewards programme has delivered significant improvements in both enrolments and loyalty contribution. Alongside substantial investments in revenue-generating technology platforms to support future growth, we have also continued to invest in our internal systems to maintain the health of the business, and in capabilities to help IHG and our hotel owners meet our 2030 Journey to Tomorrow responsible business commitments.

IHG's overarching ambition is to deliver industry-leading growth in our scale, enterprise platform and performance, doing so sustainably for all stakeholders including our hotel owners, guests and society as a whole. We are a stronger and more resilient company than ever before, and we are proud of the advancements made in each of our strategic priorities. Reflecting the confidence we have in continued growth and the highly cash generative nature of our business, the Board is pleased to be recommending a 10% increase in the final dividend in respect of 2022 and to announce a further share buyback programme to return an additional $750m to shareholders in 2023."

For further information, please contact:
Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Presentation for analysts and institutional shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer, and Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:30am (London time) on 21 February 2023 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations or directly on https://www.investis-live.com/ihg/63c5626aaeebb912002bff90/egad

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:

UK:	0800 640 6441
UK local:	0203 936 2999
US:	+1 855 979 6654
US local:	+1 646 664 1960
All other locations:	+44 203 936 2999
Passcode:	63 05 76

An archived webcast of the presentation is expected to be available later on the day of the results and will remain available for the foreseeable future, accessed at www.ihgplc.com/en/investors/results-and-presentations. An audio replay will also be available for 7 days using the following details:

UK:	0203 936 3001
US:	+1 845 709 8569
All other locations:	+44 203 936 3001
Passcode:	92 39 56

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 21 February. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Attractive long-term growth drivers

Hotel industry demand characteristics exhibit both resiliency and structural growth
●
The industry has previously demonstrated relative resiliency during economic downturns, particularly in recurring essential business travel and in chainscales such as upper midscale, which is where IHG is weighted. Through the pandemic, a sustained level of demand was shown, followed by a rapid recovery.

●	While the economic outlook has some continued challenges and uncertainties, current conditions, including employment, consumer savings and business activity levels, remain supportive to the industry.
●
Consumer surveys have indicated travel to be among the most resilient of discretionary spending areas, while business surveys have indicated a continued return of travel activity and the potential for greater hotel use to support hybrid and flexible working arrangements.

●
Historically, industry revenue has outpaced global economic growth in 18 out of 23 years between 2000 and 2022, with a CAGR of +3.3% (versus +2.8% CAGR for GDP). Prior to the pandemic, there had been 10 consecutive years of RevPAR outperforming global economic growth.

●
Reflecting the strength of demand recovery, Oxford Economics expect global hotel room nights consumed to be back above 2019 levels by 2024 and growth at a CAGR of +6% from 2022 through to 2032. The US market alone is forecast to increase from 2.1 billion to 2.8 billion room nights over this time period, and China to be even faster at an +11% CAGR.

The need for additional hotel supply remains an enduring industry characteristic
●
In the short term, Covid restrictions challenged the ability to complete and open new build hotels, with this being an ongoing issue in Greater China through 2022. Other markets have also seen the temporary impact on the industry from costs and availability of construction crews and materials, and the macro-economic outlook affecting the availability and cost of real estate financing.

●
Longer-term, and in addition to the industry's RevPAR growth, further new hotel supply will still be needed to satisfy the demands of growing populations, rising middle classes and the inherent desire to travel to physically interact and for new experiences.

●
Global hotel room net new supply growth has been at a CAGR of 2.0% over the 10 years from 2012 to 2022, and was 1.2% in the US, according to STR; their forecasts of the industry pipeline indicate similar new supply growth rates into the future.

●
Global leading hotel brands are expected to continue their long-term trend of taking market share. In periods when developers are adding less new supply, leading branded players can also accelerate conversion opportunities.

Key trends in recent trading

Strong return of demand
●
As Covid-related travel restrictions have lifted, demand has swiftly recovered; IHG's group RevPAR exceeded 2019 levels each month from July onwards; by Q4, group RevPAR was 4% ahead of 2019 levels, with the Americas and EMEAA both 9% ahead, offsetting Greater China at (42)% due to restrictions still being in place in that market.

●	Leisure travel has seen the earliest pattern of recovery, followed by the growing return of business and group travel.
●
The US, our single largest country market, is amongst the most recovered, and other geographic markets are expected to exhibit similar drivers of recovery; by Q4, the revenue performance by category in IHG's US estate was:

	○	Leisure 16% ahead of 2019, reflecting 2% more room nights and rate 14% ahead;
	○	Business 5% ahead of 2019, reflecting 2% fewer room nights and rate 7% ahead; and
	○	Groups 7% behind 2019, reflecting 13% fewer room nights and rate 7% ahead.

Sustained volume and pricing improvements
●
By Q4, IHG's group RevPAR of 4% ahead of 2019 levels reflected occupancy (5)%pts behind and ADR up +13%; the Americas is the most recovered region, with occupancy just (1.5)%pts below 2019 and ADR +11.7% ahead.

●
Leisure bookings were generally strong throughout 2022; there have been no clear signs of consumer price resistance or cooling of leisure demand in the most recent months of trading, and industry commentators are expecting a backdrop of still some pent-up desire to resume travel for leisure purposes, as well as the benefit in 2023 of China travel restrictions lifting.

●
The recovery in business demand is expected to continue, with progress in the US indicating the potential elsewhere; our corporate rate negotiations for 2023 are expected to support further increases in ADR.

●	Groups & Meetings are also expected to see continued recovery in 2023.
●
The overall industry has been experiencing both the opportunity and the need for higher room rates, given the return of demand and inflation pressures; sustainability of these is anticipated in industry forecasts:

	○	STR forecast US industry RevPAR to be 12% ahead of 2019 levels in 2023 and 25% ahead by 2025;
	○	this assumes broadly flat ADR in real terms, with growth driven by nominal ADR; and
	○	occupancy for the US industry is forecast by STR to be restored to over 96% of 2019 levels in 2023, and to be fully recovered by 2025.
●
Our industry has relatively limited forward visibility in most parts of the demand mix due to typically short booking windows, and shorter term reductions in demand could reoccur; however, the industry is also characterised by an ability to rapidly adjust prices according to the demand and inflationary environment, and by long-term structural growth drivers in both demand and the need for additional new hotel supply.

IHG strongly positioned to drive growth and shareholder value

IHG sees a continuation of its strong track record of driving growth and shareholder value through our:

●
Asset light, fee-based, predominantly franchised model, which has high barriers to entry in an industry that provides long-term structural growth characteristics in both demand (RevPAR) and new supply (system growth); reflecting IHG's success in capturing growth, ahead of the temporary disruption caused by Covid, in the decade through to 2019 IHG delivered:

	○	+3.9% average annual growth in RevPAR, and
	○	+3.2% average annual growth in net system size.
●	Chainscale and geographic diversification, with exposure to a mix of resilient and high growth market segments.
●
Well-invested portfolio that includes market leading brands, and an enterprise platform through which our hotel owners leverage IHG's scale, distribution channels, leading technology and loyalty programmes.

●	Existing system of over 6,000 hotels that will grow fee income through long term, sustainable RevPAR expansion.
●	Pipeline of over 1,800 further hotels that will deliver multi-year growth in system size.
●
Efficient cost base, with a proven track record of leveraging this to increase margins whilst investing appropriately to support future growth, and benefiting from a model where fee income is largely linked to hotel revenues; over the decade through to 2019, IHG has delivered:

	○	~130bps average annual improvement in fee margin, and
	○	+11.4% CAGR in Adjusted EPS.
●
Strong cash generation, from which to further invest in our brands and enterprise platform to optimise growth, fund a sustainably growing dividend and return excess funds to shareholders; since 2003, IHG has returned over $14bn in total to IHG's shareholders, consisting of:

	○	$2.6bn through ordinary dividends (representing a CAGR of +11.0% through to 2019), and
	○	$11.7bn via additional returns to shareholders.

In 2022, IHG has achieved RevPAR back close to 2019 levels and ahead in the second half, delivered adjusted net system size growth above the long-run average, expanded the fee margin to 210bps above the prior peak, and restored the ordinary dividend along with resuming the return of additional surplus capital to shareholders through buybacks.

Capital allocation: growing the ordinary dividend and returning surplus capital through buybacks

IHG's asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet.

The Board's perspectives on the uses of cash generated by the business are unchanged: ensuring the business is investing to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

The Board is proposing a final dividend of 94.5¢ in respect of 2022, which is growth of +10% on 2021. An interim dividend of 43.9¢ was resumed and paid in October 2022. The total dividend for the year would therefore be 138.4¢, representing an increase of +61% on 2021 as no interim dividend was paid in the prior year. The ex-dividend date is Thursday 30 March 2023 and the Record date is Friday 31 March. Subject to shareholder approval at the AGM on Friday 5 May, the dividend will be paid on Tuesday 16 May.

The proposed total dividend for 2022 is covered 2.0x by Adjusted EPS. Over the coming years the Board aims to see dividend cover revert to around the prior level that has averaged 2.3x in the 2012-2019 period.

The dividend payments for 2022 will have returned close to $250m to IHG's shareholders. An additional $500m of surplus capital was returned to shareholders through a share buyback programme that concluded in January 2023. This repurchased 9,272,994 shares at an average price of £46.57 per share, and reduced the total number of voting rights in the Company by 5.0%.

A new share buyback programme will commence immediately, targeted to return $750m over the course of 2023. With the further improvement in profitability and strong cash generation achieved in 2022, IHG's net debt:adjusted EBITDA ratio reduced to 2.1x at 31 December 2022. With adjusted EBITDA of $896m in 2022, this new buyback programme to return another $750m of surplus capital to shareholders would increase pro forma leverage by 0.8x and therefore resets it on this basis towards the upper end of our target range of 2.5-3.0x.

The Board expects IHG's business model to continue its strong long-term track record of generating substantial capacity to enable our investment plans that drive growth, to fund a sustainably growing ordinary dividend, and to return surplus capital to our shareholders.

System size and pipeline progress

Openings and signings progress in 2022 reflects IHG's strong portfolio of brands and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:

●	Global system of 912k rooms (6,164 hotels) at 31 December 2022, weighted 68% across midscale segments and 32% across upscale and luxury
●	Gross growth +5.6% YOY; 49.4k rooms (269 hotels) opened, of which 12.4k (33 hotels) added through the Iberostar agreement; adjusted gross growth, excluding Iberostar, of +4.2%
●	Removal of 18.1k rooms (96 hotels); includes the impact of ceasing all operations in Russia, resulting in the removal of 6.5k rooms (28 hotels), equivalent to 0.7% of IHG's global system
●	Underlying removal rate -1.3% YOY, lower than the historical average underlying rate of ~1.5%a; fewer removals in Americas includes the effect of the 2021 Holiday Inn and Crowne Plaza review
●	Net system size growth +4.3%b YOY on an adjusted basis for Russia; net growth +2.9% excluding Iberostar
●	Global pipeline of 281k rooms (1,859 hotels), representing 31% of current system size; pipeline growth +3.9% YOY and broadly flat on the 283k pipeline at the end of 2019
●	Signed 80.3k rooms (467 hotels), +17% YOY; Q4 signings of 36.4k rooms, or 17.9k excluding Iberostar
●	Signings mix drives pipeline to be weighted 54% across midscale segments and 46% across upscale and luxury
●	Conversions have continued to grow in importance, representing around a quarter of signings and a third of openings in 2022 (excluding Iberostar)
●	More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in 2022 and total closing position (rooms):

	System						Pipeline
	Openings	Removals	Net	Total	YOY%	Adjusted YOY%b	Signings	Total
Group	49,443	(18,143)	31,300	911,627	+3.6%	+4.3%	80,338	281,468
Americas	20,568	(4,161)	16,407	515,496	+3.3%	+3.3%	32,464	100,319
EMEAA	16,211	(10,747)	5,464	229,664	+2.4%	+5.5%	25,847	83,410
G. China	12,664	(3,235)	9,429	166,467	+6.0%	+6.0%	22,027	97,739

a For the years 2016-19, the total removal rate was 2.2-2.3% in each year, which included elevated removals of Holiday Inn and Crowne Plaza properties in those years; the underlying removal rate of ~1.5% reflects that across all other brands.
b Adjusted for the removal of 6.5k rooms (28 hotels) in Russia, following IHG's announcements regarding ceasing all operations in that country in Q2 2022; this adjustment increases net growth by 0.7% for the Group and by 3.1% for EMEAA. Net system size growth includes the addition of the 12.4k rooms (33 hotels) added through the Iberostar agreement, 9.0k rooms (23 hotels) of which are in Americas, 3.4k rooms (10 hotels) in EMEAA; Adjusted net growth excluding Iberostar would have been 1.4% lower at +2.9% for the Group, 1.8% lower at +1.5% for Americas and 1.6% lower at +3.9% for EMEAA.

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Updates on our strategic priorities

Our four strategic priorities put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. Our priorities recognise the crucial role of a sophisticated, well-invested digital approach, ensure we meet our growing responsibility to care for and invest in our people, and make a positive difference to our communities and planet.

In 2022, we have increased our level of investment spending to meet these priorities, including further development of our portfolio and individual brands, the critical step of transforming our loyalty programme, and strengthening our digital channels. We have also invested in the resiliency and flexibility of our core revenue-generating technology platforms to support future growth, alongside enhancing our core HR systems and in capabilities that will help IHG and our hotel owners meet our Journey to Tomorrow responsible business commitments.

We continue to place strong emphasis on how we best utilise our own cost investment resources, together with those of the System Fund, to help strengthen our enterprise, capture demand and capitalise on significant opportunities for growth. In 2021, fee business cost savings of $75m were achieved and have been sustained in 2022. As intended, the additional temporary reductions in the 2021 cost base of $25m were redeployed in 2022. While there continues to be pressure to the underlying level of cost inflation in our overheads base, IHG has a strong long-term track record of driving incremental efficiencies and scale advantage in its cost base to help offset these, and delivering productivity gains to further support our hotel owners, at the same time as continuing to invest in each of our strategic priorities.

1.   Build loved and trusted brands

We continue to invest in all our brands, enhancing design, service and quality and increasing their scale. We also take opportunities to add additional brands to our portfolio to offer wider choice to guests and loyalty members and provide more owners access to the power of IHG's enterprise platform. Highlights in 2022 included:

Continued growth of our most established brands.
●	Our InterContinental brand opened six hotels, growing to 207 across more than 60 countries. A pipeline of 90 hotels and resorts represents growth equivalent to over 30% of current system size.
●
Holiday Inn Express grew to 3,091 hotels, with a presence in more than 50 countries. Despite its already market-leading global scale, there is a pipeline for over 20% further growth. Holiday Inn Express achieved 110 signings in the year, while our established extended stay brands Candlewood Suites and Staybridge Suites added over 70 more.

Strengthening Holiday Inn and Crowne Plaza. Our review in 2021 addressed the consistency and quality of the estates for these two brands, resulting in the removal of 151 hotels or 10% of their combined estate, and owners committing to improvements in 83 hotels.
●
Two-thirds of the Americas Holiday Inn estate and three-quarters of the Crowne Plaza estate will have been updated by 2025 as a result of the review and our ongoing progress. Contributing to this, a further 20 Crowne Plaza and 50 Holiday Inn properties are expected to have renovations completed in 2023. Recently renovated hotels for both brands are showing strong performance metrics across occupancy, room rate, revenue market share and guest satisfaction scores.

●
Both brands have pipelines equivalent to 20% or more of their current system size and to drive performance and growth we continue to evolve key elements such as designs of the latest hotel formats and food & beverage services, including Holiday Inn's new premium breakfast buffet and streamlined all-day dining menus.

Driving more conversions to our brands. Conversions have continued to grow in importance, with 96 signings and 83 openings in 2022, representing around a quarter and third respectively (excluding Iberostar). Converting to IHG brands reflects the growing demand for access to our enterprise platform, including our revenue-generating systems, marketing and loyalty programmes to support performance, increase efficiencies and drive returns for owners.
●
Our upscale conversion brand voco recently achieved the milestone of 100 open and pipeline hotels. As momentum builds, there were 14 hotels opened and 23 signings for the brand in the year. Achieving top guest satisfaction scores versus equivalent competing brands, there are already voco properties open in 18 countries and the pipeline will add a further 14, including the first in India, Thailand, Japan and Indonesia. In 2022 the brand was recognised as the World's Leading Premium Hotel Brand at the World Travel Awards.

●
Vignette Collection, our Luxury & Lifestyle conversion brand which launched in August 2021, had secured its first 17 properties by the end of 2022, running ahead of our expectations. The first two Vignette properties in the Americas region were signed in the second half of the year, while in early 2023 the first signings in China, Japan and Germany were achieved, which will lead to the brand's initial presence in more than a dozen countries.

Excellent progress in growing our Luxury & Lifestyle presence. We have grown this category to 13% of IHG's system size and 20% of our pipeline, which is approaching twice the size it was five years earlier. In addition to the progress made at both InterContinental and Vignette, other highlights included:
●
Our Regent brand saw its flagship Regent Hong Kong reopen towards the end of the year and another key opening was an all-suites-and-villas property in Phu Quoc (Vietnam). Two further signings in Shanghai and Shenzhen Bay take the combined open and pipeline to 19 hotels, up from nine at acquisition in 2018. In 2023, the Carlton Cannes, one of the world's most iconic hotels, will reopen as a Regent after a two-year redevelopment, becoming a flagship property within a new generation of Regent hotels and reflecting our ambition to grow the brand across Europe.

●
Kimpton continued to grow both in the US and internationally, with four openings including Australia's first for the brand in Sydney and a second in Greater China. A strong year of 10 signings increased the pipeline to 41 properties, representing growth of more than 50% on the 76 hotels already open for the brand.

●
Six Senses marked an excellent year with eight signings, taking its pipeline to 38 properties, which would triple today's existing system. Building on a strong presence across EMEAA, the brand's pipeline now includes six hotels in the Americas and four in China.

●
Hotel Indigo achieved 18 openings in the year to reach 143 properties across more than 20 countries. Signings continued to be very strong too, with 30 in the year taking the pipeline to 20k rooms, which would double the existing system size.

First Atwell Suites openings and the rapid scale of avid.
●
The first two Atwell Suites properties opened in the year - a prototype new-build at Denver Airport and an adaptive re-use at Miami Brickell, while 11 more signings for this new extended stay brand grew the pipeline to 30 properties.

●
In Q1 2023 we will have reached 60 open properties for our avid hotels brand, which recently had a first opening in Canada to add to those in the US and Mexico. There are more than 140 properties in the pipeline, as we continue to develop avid hotels to be our next brand of scale. Open hotels are showing guest satisfaction and revenue share ahead of competing brands. Eight avid properties have also now sold, which also helps to demonstrate the strong return on investment that owners can achieve from the brand.

Growing our brand portfolio further through Exclusive Partners. Adding Exclusive Partners demonstrates the strengths and attractiveness of IHG's enterprise platform, particularly in regard to providing brands and hotels with access to our advanced technology and our distribution channels. For IHG, these commercial agreements will drive additional system growth and high quality fee streams, while providing more choice for our owners, guests and loyalty members, as strongly evidenced with our first Exclusive Partner, Iberostar:
●
Announced in November 2022, the long-term commercial agreement with Iberostar Hotels & Resorts for resort and all-inclusive hotels added Iberostar Beachfront Resorts as an 18th brand to IHG's portfolio and brings up to 70 hotels (24.3k rooms) into our system, of which 33 (12.4k rooms) of these were added to IHG's system by the end of the year. There are 27 of the 70 hotels that require additional approvals from third parties in order to join IHG.

●
The agreement significantly increases and broadens IHG's resort footprint, providing guests with an increased choice of destinations. Iberostar is positioned among the top resort brands in the world, successfully developing a leading presence in beachfront and all-inclusive properties in the Caribbean, Americas, Southern Europe and North America over many decades.

●
The Iberostar properties gain access to IHG's enterprise platform, including to our distribution channels and to IHG One Rewards, which can drive large volumes of demand to hotels from the more than 115 million members of the loyalty programme.

●
Under this new type of agreement for Exclusive Partners to leverage the scale and strengths of our platform, IHG receives marketing, distribution, technology and other fees in a manner similar to our existing asset light model. For the initial up to 70 hotels, by 2027, annual revenue recognised within IHG's fee business is expected to be in excess of $40m, with a broadly similar amount additionally recognised within System Fund revenues. Fees per key are expected to exceed IHG's prior average by more than 10%.

●
In 2022, there were $5m of costs incurred by IHG in relation to the initial stages of the agreement. In 2023, IHG is investing in further integration costs, the net impact of which on operating profit from reportable segments is expected to be $10-15m. The Iberostar agreement is then expected to turn to a positive contribution in 2024, before ramping up significantly from 2025 with the final step up in the fee structure and the expected shift in distribution channel mix that IHG is expected to deliver for the Iberostar hotels.

●
IHG's pipeline also includes five Iberostar Beachfront Resorts properties that are expected to be built and opened in future years. This pipeline, along with IHG's fee income, will further increase as IHG and Iberostar work together to grow the brand's footprint through the long-term commercial agreement.

2.   Customer centric in all we do

Delivering True Hospitality for Good means creating seamless and tailored guest experiences that generate increased demand and build loyalty, whilst delivering high returns for our owners in responsible and sustainable ways.

Transforming loyalty
Our loyalty programme is critical to our business and future growth, with 2022 seeing the welcome return to over half our room nights being driven by loyalty members. We now have more than 115 million members in the programme. Loyalty members stay in our hotels more often, typically spend 20% more than non-members and are estimated to be 9x more likely to book direct, which is our most profitable channel for owners.

In 2022 we launched our transformed loyalty programme, IHG One Rewards, to offer industry-leading value, richer benefits and greater choice for members to enhance their stays, alongside attracting a next-generation of travellers. The enhanced rewards include free breakfast for Diamond Elite members and the ability for guests to choose the rewards that matter to them most through the introduction of Milestone Rewards. Achievements include:
●
Global loyalty contribution had already returned to 2019 levels by the end of 2022, with a significant increase in contribution in the months following launch, which also saw a step up in member Guest Love scores.

●	Enrolments in 2022 were up 27% year-on-year and 12.2 million more loyalty members have been added.
●	11% more points were redeemed in 2022 compared to 2019, with a 16% increase in reward nights booked.
●	Engagement with Milestone Rewards has exceeded our expectations, with over one million rewards chosen.
●	Relaunched US co-brand credit cards with new benefits have driven a 60% increase in new accounts and a 17% lift in spend year-on-year.
●
The launch of our largest marketing campaign in more than a decade, Guest How You Guest, has lifted awareness and brand favourability measures and helped drive more revenue to our hotels for our owners.

●	In 2022, IHG One Rewards won awards including Best Hotel Loyalty Enhancement from The Points Guy and Best Hotel Rewards Program from Global Traveler.

We have also further strengthened our relationship with Mr & Mrs Smith and expanded the benefits to our IHG One Rewards members. The fourth quarter of 2022 saw the largest number of properties loaded since initial launch, and there are now 687 properties live; these are not part of IHG's system size, but as a loyalty partnership provide IHG One Rewards members an even wider selection of luxury and lifestyle hotels to indulge in while they earn and redeem points.

Lowering costs and driving efficiencies for our owners
With 2022 continuing to see supply chain issues and increasing supply cost pressures, together with labour shortages, our owners around the world rely heavily on IHG to help them run an efficient business. We have continued to expand the benefits for owners of being part of the IHG system, whilst also improving guest experience.
●
We have further expanded the scale and reach of our procurement solutions for operating supplies and equipment. Around 4,100 hotels in the Americas region now participate in our F&B purchasing programme, with nearly 20% growth in the number of hotels joining in the US alone. These programmes support menu optimisation, help owners mitigate inflationary pressures and achieve absolute savings. Hotels in Latin America that recently joined IHG's buying programme saw savings of up to 13%, whilst in the UK, smaller owner groups onboarded in 2022 saw typical savings of 7-15% on food costs and 10-15% on beverage costs.

●
We are also helping owners to lower construction and refurbishment costs. For example, our first Hotel Procurement Service pilots that have now expanded to Japan, Australasia and the Pacific have demonstrated savings of 11-35% on various goods and services for owners during their hotel build and opening phases.

●
In Greater China, we have connected owners to specialist financiers for them to provide a Supply Chain Financing programme that offers deferred payment plans at competitive interest rates for owners' purchases of hotel building materials.

●	In our latest formats, the construction costs per key for Candlewood Suites, Staybridge Suites and Atwell Suites have reduced by 3-5% through further Furniture, Fixtures & Equipment savings.
●
During 2022 we unveiled the latest evolution of our upscale EVEN Hotels brand through an updated design, refreshed restaurant and integrated wellness experience. Developed in collaboration with franchisees, this format will be more efficient to build and operate, supporting the brand's future growth in more markets.

●
To mitigate energy cost increases, in the US we assist owners to make their properties more energy efficient and secure related tax deductions. We have also launched a community solar offering initially for hotels in the US state of Maryland, whilst in the UK and Germany all our managed hotels are now supplied through green energy tariffs. We continue to develop further programmes to use IHG's combined scale to help owner groups access low carbon projects and lower-cost energy.

●	The rollout of our next-generation payments system, FreedomPay, is expected to be complete in all US and Canada hotels by the end 2023, adding more guest payment options and lowering costs for owners.

3.   Create digital advantage

Our digital-first approach drives a higher percentage of direct bookings to our hotels, helps meet evolving guest expectations, creates cost efficiencies and delivers data and insights to optimise revenue management decisions. Developments in 2022 included:

●
Next generation IHG mobile app. Mobile is our fastest-growing revenue channel. Amongst many enhancements, our new app launched in 2022 offers streamlined booking and allows guests to check-in faster. It also powers IHG One Rewards by providing members with seamless access to their loyalty benefits, including the ability to choose and redeem Milestone Rewards and showcase loyalty benefits pre-stay. Other improvements include filtering by room attributes, enriched maps functionality, and in Q4 alone a further 60+ enhancements were made to the booking process. The improvements to the app are supporting further increases in direct bookings, loyalty engagement and incremental spend during stays. Since its launch, reservation flow conversion rate is up two percentage points versus 2019, revenue driven by our mobile app for the Americas and EMEAA regions has been at 30% higher levels than 2019, and a further shift in preference for mobile device usage has seen it now account for 58% of all digital bookings.

●
Improved booking experience. Newly designed webpages that combine rooms and rates choices have contributed to increases in booking conversion of up to one percentage point and revenue uplift of up to 3%. This new web experience has also driven a ~30% increase in web enrolments to our IHG One Rewards programme.

●
New websites for individual brands. Rolling out new sites for our InterContinental and Hotel Indigo brands has followed the success of those for Kimpton, Holiday Inn and Holiday Inn Express. New templates are elevating the brands and providing guests with significantly enhanced content and functionality.

●
Stay enhancements and attribute pricing. We have progressed with testing across more brands how we best drive the cross-sell of non-room extras and the up-sell of rooms, which enable owners to generate maximum value from the unique attributes of their inventory. Leveraging the GRS capabilities, our pilots are presenting upsells of room types and rooms views, for example, and we will be scaling these across more of the estate in 2023.

●
Digitising more areas of customer experience. As part of a wide range of investments to enhance the customer contact experience whilst driving greater cost efficiency and effectiveness for our owners, we achieved 20% of customer contacts going through digital channels by the end of 2022, compared to just 4% at the start. Growth in AI capabilities has also increased end-to-end self-service from 12% to 17%.

4.   Care for our people, communities and planet
With hotels in thousands of communities all over the world, our business and brands touch the lives of millions of people every day and are united by a purpose of True Hospitality for Good. Our actions are shaped by a culture of strong governance, clear policies and a series of ambitious commitments for our people, communities and planet set out in our Journey to Tomorrow 2030 responsible business plan, which launched in 2021. We are making substantial investments in systems and capabilities to help IHG and our hotel owners meet these commitments. Developments in 2022 included:

People
Creating a culture where everyone feels valued and able to thrive is a vital part of our ability to attract, develop and retain a more diverse range of talent with different experiences and backgrounds. We are making investments in multiple areas to achieve this:

●	Overall employee engagement increased to 86% (+1% on 2021), placing IHG as a Global Best Employer by Kincentric.
●
We continue to make progress on our commitment to increase ethnic minority leadership representation at a corporate level, aiming to increase this in the US from 20% in 2022 to 26% by 2025 and in the UK from 6% in 2022 to 20% by 2027.

●
Reflecting a focus on gender balance among our leaders, the proportion of female corporate leaders increased to 34% and IHG is one of the few large global businesses to have a gender-balanced all-employee population (58% female).

●	We celebrated more colleagues graduating from our RISE programme, which aims to increase the number of women in General Manager and other senior positions in our managed hotels.
●	We have launched enhanced core HR and learning and development platforms, alongside tools and resources around wellbeing.

Communities
IHG is proud to be at the heart of thousands of communities around the world, and as part of delivering our purpose of True Hospitality for Good we focus on making a positive impact through three areas: skills building, disaster relief and tackling food poverty:

●
Our free virtual learning platform, the IHG Skills Academy, was translated into eight additional languages in 2022 to broaden the global reach of the IHG Academy programme, which has now trained more than 98,000 people.

●	Further programmes were set up to help students historically impacted by discrimination, poverty and other work barriers, including with Historically Black Colleges and Universities (HBCUs) in the US.
●
As we seek to advance human rights through our business activities, we launched minimum core requirements for responsible labour practices for all IHG managed, owned and leased hotels globally, which further supports the implementation of IHG's Human Rights Policy at hotel level.

●
We have implemented new responsible procurement digital tools and solutions, with more than 18,000 e-learning training sessions delivered to colleagues; supporting both our people and communities focus, we introduced our Supplier Diversity programme, EPIC (Engaging Partnerships through Inclusion and Collaboration), whilst through leveraging further partnerships we have gained exposure to additional diverse business entities and doubled our qualified diverse spending in the US on the prior year.

●
IHG supported 10 relief efforts around the globe during the year, working closely with our long-term partners such as CARE International and the International Federation of Red Cross and Red Crescent Societies (IFRC).

●
In response to the war in Ukraine and the humanitarian crisis it has caused, IHG made significant donations to some of our charity partners and worked with our hotel owners in other countries to shelter and recruit refugees. We have also teamed up with Tent Partnership to provide refugees in the US with skills and jobs.

Planet
As part of our Journey to Tomorrow commitments, our 2030 science-based target is to reduce by 46% from the 2019 baseline year our absolute Scope 1 and 2 Greenhouse Gas (GHG) emissions as well as our Scope 3 GHG emissions covering both our Fuel and Energy Related Activities (FERA) and franchise estate. Notable progress in 2022 including:

●
A 3.4% absolute reduction in GHG emissions as defined above, or a 5.8% decrease on an occupied room basis compared to our 2019 baseline levels, achieved in a year when our hotels were also highly focused on recovering from the pandemic and restoring growth.

●
The rollout of our Hotel Energy Reduction Opportunities (HERO) tool and training, which gives owners bespoke sustainability recommendations, costs and savings based upon their hotel's individual data and characteristics.

●
We continue to roll-out centralised data collection across our business to make it easier for our hotels to understand and measure their environmental impacts, identify areas for reduction and track progress. At no additional cost to hotels, this data is also helping them to answer requests for proposals when they bid for corporate contracts.

●
New hotel energy metrics and brand standards as part of our strategy to decarbonise the existing estate, with targets tailored for every hotel by region, brand and climate zone. Mandated requirements have initially focused on those that provide the most impact for the lowest cost, with paybacks of less than five years for hotel owners.

●
Our latest design work for Holiday Inn Express in the US draws upon our analysis to develop new-build hotels that operate at very low or zero-carbon. The guide sets out the measures needed, cost impacts and returns on investment for hotel owners compared to current builds.

●
To tackle waste, we secured a bulk bathroom amenities global collaboration to replace bathroom miniatures for more than 4,000 hotels, saving at least 850 tonnes of plastic annually in the Americas region alone and providing hotels with savings of 10-30% versus previous costs.

●
Our global food waste e-learning modules launched in 13 languages, based around the UN's "prevent, donate, divert" plan, whilst our work with food waste specialist Winnow to install assessment technology at 20 hotels in the Middle East is delivering an average reduction of 68% in the cost of food waste.

●
A baseline dataset on water risks for all hotels has been completed, which will inform our future strategy and reporting as we adopt the Sustainability Accounting Standards Board (SASB) framework. Our global risk mapping on biodiversity was also finalised in the year to establish the baseline dataset for this critical area.

●
Among our strong ratings across ESG indices, surveys and reports, we are proud to have been listed in the S&P Dow Jones Sustainability World Index and Europe Index for the sixth consecutive year, to receive a AA rating from MSCI, to be ranked 'best-in-class' in the ISS Environmental Quality Score and Social Quality Score, and in the Workforce Disclosure Initiative (WDI) to have increased our score to 81% in 2022 which strongly outperformed the sector average of 66%.

Summary of financial performance
INCOME STATEMENT SUMMARY
	12 months ended 31 December

	2022	2021	%
	$m	$m	change
Revenue
Americas	1,005	774	29.8
EMEAA	552	303	82.2
Greater China	87	116	(25.0)
Central	199	197	1.0
	_____	_____	_____
Revenue from reportable segmentsa	1,843	1,390	32.6

System Fund revenues	1,217	928	31.1
Reimbursement of costs	832	589	41.3
	_____	_____	_____
Total revenue	3,892	2,907	33.9
	_____	_____	_____
Operating profit/(loss)
Americas	761	559	36.1
EMEAA	152	5	NMb
Greater China	23	58	(60.3)
Central	(108)	(88)	22.7
	_____	_____	_____
Operating profit from reportable segmentsa	828	534	55.1
Analysed as:
Fee Business excluding Central	917	658	39.4
Owned, leased and managed lease	19	(36)	NMb
Central	(108)	(88)	22.7

System Fund result	(105)	(11)	854.5
	____	____	____
Operating profit before exceptional items	723	523	38.2
Operating exceptional items	(95)	(29)	227.6
	____	____	____
Operating profit	628	494	27.1

Net financial expenses	(96)	(139)	(30.9)
Analysed as:
Adjusted interest expensea	(122)	(142)	(14.1)
System Fund interest	16	3	433.3
Foreign exchange gains	10	-	-

Fair value gains on contingent purchase consideration	8	6	33.3
	____	____	____
Profit before tax	540	361	49.6

Tax	(164)	(96)	70.8
Analysed as;
Tax before exceptional items, foreign exchange gains and System Funda Tax on foreign exchange gains	(194) 4	(125) -	55.2 -
Tax on exceptional items and exceptional tax	26	29	(10.3)
	____	____	____
Profit for the year	376	265	41.9

Adjusted earningsc	511	269	90.0

Basic weighted average number of ordinary shares (millions)	181	183	(1.1)
	____	____	____
Earnings per ordinary share
Basic	207.2¢	145.4¢	42.5
Adjusteda	282.3¢	147.0¢	92.1

Dividend per share	138.4¢	85.9¢	61.1

Average US dollar to sterling exchange rate	$1: £0.81	$1: £0.73	11.0

a.                    Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.                    Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.

Revenue
Trading improved in each quarter of 2022, with Group comparable RevPARa exceeding pre-pandemic levels in the third and fourth quarters alongside the continued lifting of Covid-related travel restrictions. Both the Americas and EMEAA saw strong sequential improvement, and full year RevPARa exceeded pre-pandemic levels in the US and UK. Trading continued to be driven by strong leisure demand, which was supported by improvement in both corporate and group bookings in the second half of the year. Greater China remained impacted by localised travel restrictions for much of the year.

Group comparable RevPARa improved year-on-year by 60.8% in the first quarter, then grew 43.9% in the second quarter, 27.8% in the third quarter, 25.6% in the fourth quarter and 36.6% in the full year. When compared to the pre-pandemic levels of 2019, Group comparable RevPARa declined 17.7% in the first quarter and 4.5% in the second quarter, then grew 2.7% in the third quarter and 4.1% in the fourth quarter, with the full year 3.3% below 2019. Overall, average daily rate strengthened to 8.2% ahead of 2019 and occupancy continued to recover to 7.4%pts below 2019 levels.

Our other key driver of revenue, net system size, increased by 3.6% year-on-year to 911.6k rooms, impacted by the removal of 6.5k rooms in the first half of the year relating to the ceasing of operations in Russia. Adjusting for this, net system size increased 4.3%.

Total revenue increased by $985m (33.9%) to $3,892m, including a $243m increase in cost reimbursement revenue. Revenue from reportable segmentsb increased by $453m (32.6%) to $1,843m, driven by the improved trading conditions. Underlying revenueb increased by $509m to $1,817m, with underlying fee revenueb increasing by $317m. Owned, leased and managed lease revenue increased by $157m.

Operating profit and margin
Operating profit improved by $134m from $494m to $628m, including a $66m increase in charges from operating exceptional items and a $94m increase in the reported System Fund loss.

Operating profit from reportable segmentsb increased by $294m (55.1%) to $828m, with fee business operating profit increasing by $239m (41.9%) to $809m, due to the improvement in trading which drove a $41m increase in incentive management fees to $103m. Owned, leased and managed lease operating profit improved from a $36m loss to a $19m profit on continued growth in Americas and EMEAA. Underlying operating profitb increased by $282m (52.5%) to $819m.

Fee marginb increased by 6.6%pts over the prior year (2.1%pts above 2019) to 56.2%, benefitting from the improvement in trading and ongoing disciplined cost management, including sustaining $75m of the cost savings achieved in 2021.

The impact of the movement in average USD exchange rates for 2021 compared to 2022 netted to a nil impact on operating profit from reportable segmentsb when calculated as restating 2021 figures at 2022 exchange rates, but negatively impacted operating profit from reportable segmentsb by $17m when applying 2021 rates to 2022 figures. This difference is due to high growth in non-US dollar markets in 2022, meaning that 2022 operating profit from reportable segmentsb would be $17m higher if foreign exchange rates had remained constant with 2021.

If the average exchange rate during January 2023 had existed throughout 2022, the 2022 operating profit from reportable segmentsb would have been $9m lower.

System Fund
The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, reservations, and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a surplus or deficit for IHG over the longer term but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels in the System.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue  is deferred each year than is recognised in the System Fund.  This can  lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's cash position and the Group's capacity to invest.

In the year to 31 December 2022, System Fund revenues increased $289m (31.1%) to $1,217m, primarily driven by the continued recovery in travel demand yielding higher assessment revenues.

The reported System Fund loss increased by $94m to $105m, reflecting increased investments in consumer marketing, loyalty and direct channels, largely driven by the re-launch of the Group's loyalty program and higher levels of Reward Night redemptions, which offset the increase in assessment income.
a.       Comparable RevPAR includes the impact of hotels temporarily closed as a result of Covid-19.
b.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Reimbursement of costs
Cost reimbursement revenue represents reimbursements of expenses incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either our operating profit or net profit for the year. In the year to 31 December 2022, reimbursable revenue increased by $243m (41.3%) to $832m. Over 90% of the increase was in the US and Canada reflecting the overall recovery in trading conditions.

Operating exceptional items
Operating exceptional items totalled a charge of $95m, driven by the following items:
●	the costs and impairment charges of ceasing operations in Russia ($17m);
●	commercial litigation and disputes ($28m);
●	impairment reversals ($22m) reflecting improved trading conditions in both the Americas and EMEAA regions;
●	impairment charges ($12m) relating to one hotel in the EMEAA region;
●	shares of losses from the Barclay associate ($60m) arising from an allocation of expenses in excess of the Group's percentage share.

Further information on exceptional items can be found in note 5 to the Financial Statements.

Net financial expenses
Net financial expenses decreased to $96m from $139m. Adjusted interesta, which excludes exceptional finance expenses and foreign exchange gains and adds back interest relating to the System Fund, decreased by $20m to an expense of $122m. The decrease in adjusted interesta was primarily driven by favourable impacts of FX rates on the sterling bonds and an increase in interest received on deposits, offset by an increase in interest payable to the System Fund.

Financial expenses include $82m (2021: $91m) of total interest costs on public bonds, which are fixed rate debt. Interest expense on lease liabilities was $29m (2021: $29m).

Fair value gains on contingent purchase consideration
Contingent purchase consideration arose on the acquisition of Regent. The gain of $8m (2021: $6m of which $1m related to Regent and $5m to contingent consideration no longer payable) relates to a favourable movement in the bond rates used in the valuation. The total contingent purchase consideration liability at 31 December 2022 is $65m (31 December 2021: $73m).

Taxation
The effective rate of tax on profit before exceptional items, foreign exchange gains and System Fund was 27% (2021: 31%); this was lower than 2021 largely due to the improved profit base. An overall $26m tax credit ($33m current tax credit and a $7m deferred tax charge) arose in respect of exceptional items (2021: $29m credit). Net tax paid in 2022 totalled $211m (2021: $86m); the 2021 comparative included $15m of tax refunds, of which there were none in 2022. The Group continued to recognise significant deferred tax assets of $109m (2021: $127m) in the UK in respect of revenue losses and other temporary differences. Further information on tax can be found in note 6 to the Financial Statements.

Earnings per share
The Group's basic earnings per ordinary share is 207.2¢ (2021: 145.4¢). Adjusted earnings per ordinary sharea increased by 135.3¢ to 282.3¢.

Dividends and returns
The Board is proposing a final dividend of 94.5¢ in respect of 2022, which is growth of 10% on 2021.  An interim dividend of 43.9¢ was resumed and paid in October 2022. The total dividend for the year would therefore be 138.4¢, representing an increase of 61% as no interim dividend was paid in 2021. The ex-dividend date is Thursday 30 March 2023 and the Record Date is Friday 31 March.  The corresponding dividend amount in Pence Sterling per ordinary share will be announced on 26 April 2023, calculated based on the average of the market exchange rates for the three working days commencing 21 April 2023. Subject to shareholder approval at the AGM on Friday 5 May 2023, the dividend will be paid on Tuesday 16 May 2023.

The dividend payments for 2022 will have returned close to $250m to IHG's shareholders. An additional $500m of surplus capital was returned to shareholders through a share buyback programme that concluded in January 2023. This repurchased 9,272,994 shares at an average price of £46.57 per share, and reduced the total number of voting rights in the Company by 5.0%.

The Board has also announced a further share buyback programme to return an additional $750m to shareholders in 2023.

a.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDAb reconciliation	12 months ended 31 December
	2022	2021
	$m	$m Re-presenteda

Cash flow from operations	961	848
Cash flows relating to exceptional items	43	12
Impairment loss on financial assets	(5)	-
Other non-cash adjustments to operating profit/loss	(61)	(71)
System Fund result	105	11
System Fund depreciation and amortisation	(86)	(94)
Other non-cash adjustments to System Fund result	(24)	(6)
Working capital and other adjustments	(101)	(110)
Capital expenditure: contract acquisition costs (key money), net of repayments	64	42
	____	________
Adjusted EBITDAb	896	632
	____	____

CASH FLOW SUMMARY	12 months ended 31 December

	2022	2021	$m
	$m	$m	change

Adjusted EBITDAb	896	632	264

Working capital and other adjustments	101	110
Impairment loss on financial assets	5	-
Other non-cash adjustments to operating profit	61	71
System Fund result	(105)	(11)
Non-cash adjustments to System Fund result	110	100
Capital expenditure: contract acquisition costs (key money) net of repayments	(64)	(42)
Capital expenditure: maintenance	(44)	(33)
Cash flows relating to exceptional items	(43)	(12)
Net interest paid	(104)	(126)
Tax paid	(211)	(86)
Principal element of lease payments	(36)	(32)
Purchase of own shares by employee share trusts	(1)	-
	____	____	____
Adjusted free cash flowb	565	571	(6)

Capital expenditure: gross recyclable investments	(15)	(5)
Capital expenditure: gross System Fund capital investments	(35)	(19)
Deferred purchase consideration paid	-	(13)
Disposals and repayments, including other financial assets	16	58
Repurchase of shares, including transaction costs	(482)	-
Dividends paid to shareholders	(233)	-
	____	____	____
Net cash flow before other net debt movements	(184)	592	(776)

Add back principal element of lease repayments	36	32
Exchange and other non-cash adjustments	178	24
	____	____	____
Decrease in net debtb	30	648	(618)
Net debt at beginning of the year	(1,881)	(2,529)
Net debt at end of the year	(1,851)	(1,881)	30
	______	______	____

a.      Consistent with the 2022 half year results, the definition and reconciliation of adjusted EBITDA has been amended to reconcile to the nearest GAAP measure, cash flow from operations, reflecting that adjusted EBITDA is primarily used by the Group as a liquidity measure. The value of adjusted EBITDA is unchanged.
b.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Cash flow from operations
For the year ended 31 December 2022, cash flow from operations was $961m, an increase of $113m on the previous year, primarily reflecting the increase in operating profit.
Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure and ordinary dividend payments of the Group.

Adjusted free cash flowa
Adjusted free cash flowa was an inflow of $565m, consistent with the prior year of $571m. Adjusted EBITDAa increased by $264m due to improved trading in the year and was offset by an increase in tax paid of $125m and an increase in the system fund reported loss of $94m. Working capital and other adjustments includes $108m of cash inflow related to deferred revenue, driven primarily by the loyalty programme. Exceptional cash costs of $43m includes the cost of ceasing operations in Russia and payments relating to commercial litigation and disputes.

Net and gross capital expenditure
Net capital expenditurea was $59m (2021: $50m inflow) and gross capital expenditurea was $161m (2021: $100m). Gross capital expenditurea comprised: $111m maintenance capex and key money; $15m gross recyclable investments; and $35m System Fund capital investments. Net capital expenditurea includes the offset from $13m proceeds from other financial assets, $3m net disposal proceeds, $3m key money repayments and $83m System Fund depreciation and amortisationb.

Net debta
At 31 December 2022, net debta was $1,851m (31 December 2021: $1,881m), including favourable net foreign exchange of $230m driven by translation of the Group's sterling bond debt, offset by $52m of other non-cash adjustments. There were $715m of payments related to ordinary dividends and the share buyback.

Balance Sheet

	2022	2021
	$m	$m
Goodwill and other intangible assets	1,144	1,195
Other non-current assets	1,394	1,455
Cash and cash equivalents	976	1,450
Other current assets	702	616
Total assets	4,216	4,716
Loans and other borrowings	(2,396)	(2,845)
Other current liabilities	(1,489)	(1,332)
Other non-current liabilities	(1,939)	(2,013)
Total liabilities	(5,824)	(6,190)
Net liabilities	(1,608)	(1,474)

Net liabilities
The Group had net liabilities of $1,608m at 31 December 2022 ($1,474m at 31 December 2021). In accordance with accounting standards, the Group's internally developed brands are not recorded on the Group's balance sheet, and its asset-light business model means that most properties from which income is derived are not owned. This does not have an impact on the ability of the Group to raise external funding or the dividend capacity of the Group.

Goodwill and other intangible assets
Goodwill and other intangible assets total $1,144m. This was a decrease of $51m compared to the prior year. Goodwill and brands have a total net book value of $774m as at 31 December 2022 ($780m as at 31 December 2021). Brands relate to the acquisitions of Kimpton, Regent and Six Senses. They are each considered to have an indefinite life given their strong brand awareness and reputation, and management's commitment to continued investment in their growth. Goodwill and brands are allocated to cash generating units (CGUs) and they are tested annually for impairment, with no impairment recognised in 2022 given the recoverable amounts of the CGUs exceeded their carrying value. The movement in the year is due to exchange rates.

Remaining intangible assets relates to software ($339m), management agreements ($21m) and other intangible assets ($10m).
a.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.       Excluding $3m depreciation of right-of-use assets.

Working capital
Trade receivables increased by $94m, from $399m at 31 December 2021 to $493m, primarily due to improved trading in the last quarter of 2022 compared to the last quarter of 2021. Current trade and other payables increased by $118m, primarily driven by an increase in trade payables of $43m due to higher marketing and other spend compared to 2021 and $29m related to the share repurchase programme. Deferred revenue increased by $111m, driven by an increase in the future redeemable points balance related to the loyalty programme.

Sources of liquidity
As at 31 December 2022 the Group had total liquidity of $2,224m (31 December 2021: $2,655m), comprising $1,350m of undrawn bank facilities and $874m of cash and cash equivalents (net of overdrafts and restricted cash).  The reduction in total liquidity from December 2021 is primarily due to the overall net cash outflow before other net debt movementsb of $184m and the repayment of $209m of bond debt.

The Group currently has $2,341m of sterling and euro bonds outstanding. The bonds mature in October 2024 (€500m), August 2025 (£300m), August 2026 (£350m), May 2027 (€500m) and October 2028 (£400m). There are currency swaps in place on both the euro bonds, fixing the October 2024 bond at £454m and the May 2027 bond at £436m.  The Group currently has a senior unsecured long-term credit rating of BBB from Standard and Poor's.

In April 2022, IHG entered into a new $1.35bn syndicated bank revolving credit facility (RCF). The previous $1.275bn syndicated facility and $75m bilateral facility have been cancelled. The new five-year RCF matures in April 2027. Two one-year extension options are at the lenders' discretion. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1. These covenants now include the impact of IFRS 16, Leases, which was previously excluded due to 'frozen GAAP' treatment in the previous agreement. The new facility uses alternative reference rates instead of LIBOR.  See note 10 to the Financial Statements for further information.

At 31 December 2022 the leverage ratio was 2.12x and the interest cover ratio was 8.22x. See note 10 to the Financial Statements for further information. The facility was undrawn at 31 December 2022.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements.
a.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.       As shown in the Cash Flow summary on page 14.

Additional revenue, global system size and pipeline analysis
Disaggregation of total gross revenue in IHG's System
Total gross revenue provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties. Definition for this key performance measure can be found in the 'Use of key performance measures and non-GAAP measures' section.

	12 months ended 31 December

	2022	2021	%
	$bn	$bn	changea
Analysed by brand

InterContinental	4.0	2.7	50.8
Kimpton	1.2	0.7	62.6
Hotel Indigo	0.7	0.4	56.3
HUALUXE	0.1	0.1	2.3
Crowne Plaza	3.0	2.3	28.3
EVEN Hotels	0.1	0.1	65.2
Holiday Inn	5.2	4.0	29.5
Holiday Inn Express	8.3	6.5	26.0
Staybridge Suites	1.2	1.0	22.0
Candlewood Suites	0.8	0.7	12.9
Other	1.2	0.9	57.9
	____	____	____
Total	25.8	19.4	33.1
	____	____	____

Analysed by ownership type
Fee business (revenue not attributable to IHG)	25.4	19.2	32.7
Owned, leased and managed lease (revenue recognised in Group income statement)	0.4	0.2	64.9
	____	____	____
Total	25.8	19.4	33.1
	____	____	____

Total gross revenue in IHG's system increased by 33.1% (36.8% increase at constant currency) to $25.8bn as a result of improved trading conditions in many markets throughout the year along with growth in the number of hotels in our system.
a.      Year-on-year percentage movement calculated from source figures.

RevPARa movement summary

	Full Year 2022 vs 2021			Full Year 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	36.6%	17.8%	8.5%pts	(3.3)%	8.2%	(7.4)%pts
Americas	28.5%	14.8%	7.0%pts	3.3%	8.8%	(3.5)%pts
EMEAA	93.2%	28.2%	21.2%pts	(7.5)%	8.7%	(11.1)%pts
G. China	(13.5)%	(2.5)%	(5.5)%pts	(38.1)%	(12.8)%	(18.0)%pts

	Q4 2022 vs 2021			Q4 2022 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	25.6%	14.1%	5.7%pts	4.1%	12.7%	(5.1)%pts
Americas	16.6%	10.4%	3.4%pts	9.0%	11.7%	(1.5)%pts
EMEAA	64.9%	24.4%	17.1%pts	8.8%	16.7%	(5.1)%pts
G. China	(12.6)%	(6.0)%	(3.3)%pts	(42.1)%	(14.3)%	(21.0)%pts

RevPARa movement at constant exchange rates (CER) vs actual exchange rates (AER)

	Full Year 2022 vs 2021			Full Year 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	36.6%	32.7%	3.9%pts	(3.3)%	(5.1)%	1.8%pts
Americas	28.5%	28.2%	0.3%pts	3.3%	2.8%	0.5%pts
EMEAA	93.2%	74.5%	18.7%pts	(7.5)%	(14.1)%	6.6%pts
G. China	(13.5)%	(17.1)%	3.6%pts	(38.1)%	(36.7)%	(1.4)%pts

	Q4 2022 vs 2021			Q4 2022 vs 2019
	CER	AER	Difference	CER	AER	Difference
Group	25.6%	20.5%	5.1%pts	4.1%	0.8%	3.3%pts
Americas	16.6%	16.1%	0.5%pts	9.0%	8.2%	0.8%pts
EMEAA	64.9%	47.2%	17.7%pts	8.8%	(1.9)%	10.7%pts
G. China	(12.6)%	(21.0)%	8.4%pts	(42.1)%	(42.6)%	0.5%pts

Monthly RevPARa (CER)

2022 vs 2021	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	54.8%	72.3%	56.9%	50.1%	43.8%	39.2%	24.1%	30.0%	29.7%	26.2%	27.4%	22.9%
Americas	53.7%	65.1%	55.7%	48.1%	37.6%	28.0%	13.7%	16.8%	20.2%	21.0%	16.1%	11.4%
EMEAA	92.7%	122.7%	146.1%	165.1%	156.3%	126.0%	92.3%	62.1%	75.8%	66.3%	61.4%	66.9%
G. China	5.6%	36.9%	(39.8)%	(51.5)%	(45.6)%	(17.7)%	(10.0)%	76.1%	(6.5)%	(28.4)%	14.3%	(14.4)%

2022 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(24.4)%	(18.1)%	(12.1)%	(7.9)%	(5.4)%	(0.6)%	3.5%	1.0%	3.5%	2.3%	3.1%	7.7%
Americas	(14.2)%	(8.2)%	(2.6)%	2.9%	2.0%	5.5%	7.0%	4.2%	9.2%	8.3%	7.5%	11.8%
EMEAA	(41.9)%	(36.6)%	(22.5)%	(17.2)%	(8.3)%	(6.0)%	0.6%	(0.4)%	(0.6)%	4.1%	7.7%	15.5%
G. China	(38.4)%	(31.7)%	(53.1)%	(58.6)%	(51.6)%	(35.5)%	(15.0)%	(17.9)%	(29.0)%	(46.4)%	(39.8)%	(39.6)%

2021 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(52.5)%	(53.8)%	(46.6)%	(41.4)%	(37.1)%	(31.0)%	(18.4)%	(23.0)%	(21.5)%	(19.2)%	(19.1)%	(12.1)%
Americas	(45.1)%	(45.4)%	(39.4)%	(32.3)%	(27.8)%	(19.7)%	(7.3)%	(12.1)%	(10.6)%	(10.5)%	(7.4)%	0.4%
EMEAA	(71.1)%	(72.7)%	(70.6)%	(70.1)%	(65.8)%	(59.4)%	(48.2)%	(38.2)%	(42.8)%	(36.3)%	(33.2)%	(30.2)%
G. China	(41.5)%	(51.1)%	(23.2)%	(14.9)%	(12.0)%	(21.5)%	(6.4)%	(55.2)%	(25.9)%	(24.6)%	(46.3)%	(28.1)%

2020 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%	(51.9)%	(55.3)%	(52.4)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%	(48.0)%	(51.4)%	(49.5)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%	(70.5)%	(72.4)%	(68.6)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%	(16.9)%	(22.5)%	(15.1)%

a.       RevPAR is presented on a comparable basis, comprising groupings of hotels that have traded in all months in both years being compared. Comparable hotel groupings will be different for comparisons between 2022 vs 2021, 2022 vs 2019, 2021 vs 2019 and 2020 vs 2019. See 'Use of key performance measures and non-GAAP measures' section for further information on the definition of RevPAR.

Global hotel and room count	Hotels		Rooms

		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	19	(2)	1,366	(46)
Regent	9	2	3,028	838
InterContinental	207	3	69,806	404
Vignette Collection	3	2	579	433
Kimpton	76	1	13,308	25
Hotel Indigo	143	13	18,454	2,111
voco	45	14	10,424	2,979
HUALUXE	21	5	5,983	1,380
Crowne Plaza	403	(1)	110,419	(759)
EVEN Hotels	22	1	3,180	186
Holiday Inna	1,226	8	224,381	(303)
Holiday Inn Express	3,091	75	326,902	9,573
avid hotels	59	11	5,353	1,073
Atwell Suites	2	2	186	186
Staybridge Suites	314	(1)	33,961	(345)
Candlewood Suites	368	7	32,753	728
Iberostar Beachfront Resortsb	33	33	12,402	12,402
Otherc	123	-	39,142	435
	_____	____	_______	______
Total	6,164	173	911,627	31,300
	_____	____	_______	______
Analysed by ownership type
Franchised	5,202	169	656,431	30,316
Managed	946	7	250,977	1,386
Owned, leased and managed lease	16	(3)	4,219	(402)
	_____	____	_______	______
Total	6,164	173	911,627	31,300
	_____	____	_______	______

a.                    Includes 28 Holiday Inn Club Vacations properties (8,822 rooms) (2021: 28 Holiday Inn Club Vacations properties (8,679 rooms)).
b.                    Iberostar Beachfront Resorts joined IHG's system as part of a long-term commercial agreement.
c.                    Includes eight open hotels that will be re-branded to voco and two open hotels that will be re-branded to Vignette Collection.

Global pipeline	Hotels		Rooms

		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	38	5	2,631	207
Regent	10	2	2,310	372
InterContinental	90	11	22,581	2,902
Vignette Collection	7	7	600	600
Kimpton	41	6	8,443	1,591
Hotel Indigo	119	5	19,851	1,399
voco	39	1	10,229	139
HUALUXE	21	(2)	5,350	(695)
Crowne Plaza	111	15	28,950	3,689
EVEN Hotels	31	2	5,279	372
Holiday Inna	230	(14)	44,242	(3,836)
Holiday Inn Express	617	(28)	76,735	(6,291)
avid hotels	145	(19)	12,385	(2,110)
Atwell Suites	30	7	3,001	726
Staybridge Suites	162	6	17,995	1,152
Candlewood Suites	124	31	10,268	2,503
Iberostar Beachfront Resortsb	15	15	6,065	6,065
Otherc	29	12	4,553	1,723
	_____	____	_______	______
Total	1,859	62	281,468	10,508
	_____	____	_______	______
Analysed by ownership type
Franchised	1,313	23	163,311	5,479
Managed	545	39	118,002	5,029
Owned, leased and managed lease	1	-	155	-
	_____	____	_______	______
Total	1,859	62	281,468	10,508
	_____	____	_______	______

a.                    Includes one Holiday Inn Club Vacations property (152 rooms) (2021: nil Holiday Inn Club Vacations properties (nil rooms).
b.                    Iberostar Beachfront Resorts joined IHG's system as part of a long-term commercial agreement.
c.                    Includes six voco pipeline hotels and five Vignette Collection pipeline hotels.

Net system size increased by 3.6% year-on-year, or 4.3% when adjusting for the 0.7% impact of exiting Russia. 49,443 rooms (269 hotels) were opened in the year, 12% more than in 2021, including 12,402 rooms (33 hotels) for Iberostar Beachfront Resorts added as part of our long-term commercial agreement. In 2022, 96 hotels (18,143 rooms) left the system, including 28 hotels (6,457 rooms) as part of ceasing operations in Russia. In 2021, 264 hotels (49,667 rooms) left the IHG system, including 151 Holiday Inn and Crowne Plaza hotels (34,345 rooms) as we concluded our review of these brands.

At the end of 2022, the global pipeline totalled 281,468 rooms (1,859 hotels), a 3.9% increase of 10,508 rooms (62 hotels), as signings outpaced openings and attrition. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid.

Group signings increased from 437 hotels in 2021 to 467 hotels in 2022, and rooms increased from 68,870 in 2021 to 80,338 rooms in 2022, growth of 16.7%. Signings in 2022 included 159 hotels (23,056 rooms) for the Holiday Inn Brand Family and 48 hotels (18,467 rooms) for Iberostar Beachfront Resorts. Conversions represented around a quarter of signings in 2022 (excluding Iberostar Beachfront Resorts).

Regional performance reviews, system size and pipeline analysis

AMERICAS		12 months ended 31 December
Americas Results
	2022	2021	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	879	691	27.2
Owned, leased and managed lease	126	83	51.8
	____	____	____
Total	1,005	774	29.8
	____	____	____
Operating profit from the reportable segmenta
Fee business	741	568	30.5
Owned, leased and managed lease	20	(9)	NMc
	____	____	____
	761	559	36.1
Operating exceptional items	(46)	(22)	109.1
	____	____	____
Operating profit	715	537	33.1
	____	_____	_______
Americas Comparable RevPARb movement on previous year		12 months ended 31 December 2022
Fee business
	InterContinental	85.7%
	Kimpton	58.7%
	Hotel Indigo	36.1%
	Crowne Plaza	51.4%
	EVEN Hotels	68.6%
	Holiday Inn	32.3%
	Holiday Inn Express	21.2%
	avid hotels	30.2%
	Staybridge Suites	18.7%
	Candlewood Suites	11.6%
	All brands	28.3%
Owned, leased and managed lease
	All brands	63.7%

2022 Comparable RevPARb was up 29% vs 2021 (up 3.3% vs 2019). Trading in the first quarter was challenging as a result of the Omicron variant of Covid-19; from April onwards RevPARb was ahead of 2019 levels with sequential improvements in each quarter. Leisure demand continued to be strongest, and business demand strengthened as the year went on with more corporate bookings and group activity and events returning. Q4 RevPARb was up 17% vs 2021 (up 9.0% vs 2019) with occupancy of 64%; occupancy was 1.5%pts lower than 2019, which was more than offset by rate 12% higher than 2019 levels. US Q4 RevPARb was up 7.8% vs 2019 with occupancy 2%pts lower and rate 11% higher than 2019 levels. Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, Q4 RevPARb increased by 9% vs 2019. The US managed estate, weighted to upscale and luxury hotels in urban locations, increased by 1% vs 2019.

Revenue from the reportable segmenta increased by $231m (30%) to $1,005m (a decrease of $35m or 3% vs 2019). Operating profit increased by $178m to $715m, driven by the increase in revenue, partially offset by an increase in exceptional items of $24m. Operating profit from the reportable segmenta increased by $202m (36%) to $761m (an increase of $61m or 9% vs 2019).

Fee business revenuea increased by $188m (27%) to $879m. Fee business operating profita increased by $173m (31%) to $741m, driven by the improvement in trading. Together with the prior delivery of sustainable fee business cost savings, fee margina increased to 84.3%, compared to 82.2% in 2021 and 77.7% in 2019. There were $18m of incentive management fees earned (2021: $8m; 2019: $13m). There was also $2m of support received in the form of payroll tax credits which relate to the Group's corporate office presence in certain locations (down from $11m benefit in 2021) and a one-time payroll tax credit of $2m related to Covid-19.

Owned, leased and managed lease revenue increased by $43m to $126m, with comparable RevPARb up 64% vs 2021 (down 13% vs 2019) leading to an owned, leased and managed lease operating profit of $20m compared to a $9m loss in the prior year. Excluding the results of three owned EVEN hotels which were disposed and retained under franchise contracts in November 2021, revenue increased by $54m and operating profit improved by $26m.

a.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.       Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.
c.       Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

	Hotels		Rooms

Americas hotel and room count		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	-	(1)	-	(20)
InterContinental	42	(1)	15,541	(110)
Kimpton	62	(2)	10,604	(404)
Hotel Indigo	73	7	9,747	1,002
voco	8	3	923	454
Crowne Plaza	110	(2)	28,334	404
EVEN Hotels	19	-	2,743	-
Holiday Inna	724	8	122,189	1,339
Holiday Inn Express	2,472	36	225,084	3,357
avid hotels	59	11	5,353	1,073
Atwell Suites	2	2	186	186
Staybridge Suites	296	-	31,029	(68)
Candlewood Suites	368	7	32,753	728
Iberostar Beachfront Resortsb	23	23	9,027	9,027
Otherc	98	(3)	21,983	(561)
	_____	____	_______	______
Total	4,356	88	515,496	16,407
	_____	____	_______	______
Analysed by ownership type
Franchised	4,185	98	478,448	18,191
Managed	168	(10)	35,721	(1,784)
Owned, leased and managed lease	3	-	1,327	-
	_____	____	_______	______
Total	4,356	88	515,496	16,407
	_____	____	_______	______

a.                    Includes 28 Holiday Inn Club Vacations properties (8,822 rooms) (2021: 28 Holiday Inn Club Vacations properties (8,679 rooms)).
b.                    Iberostar Beachfront Resorts joined IHG's system as part of a long-term commercial agreement.
c.                    Includes four open hotels that will be re-branded to voco.

	Hotels		Rooms

Americas pipeline		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	6	-	323	(148)
InterContinental	10	1	2,403	151
Vignette Collection	2	2	175	175
Kimpton	24	5	4,583	1,152
Hotel Indigo	26	(3)	3,647	(423)
voco	4	(1)	747	(298)
Crowne Plaza	7	(1)	1,318	(325)
EVEN Hotels	10	-	1,171	5
Holiday Inna	66	(8)	8,122	(1,346)
Holiday Inn Express	340	2	32,892	191
avid hotels	145	(19)	12,385	(2,110)
Atwell Suites	30	7	3,001	726
Staybridge Suites	142	5	14,923	873
Candlewood Suites	124	31	10,268	2,503
Iberostar Beachfront Resortsb	5	5	2,391	2,391
Otherc	13	2	1,970	199
	____	____	______	______
Total	954	28	100,319	3,716
	____	____	______	______
Analysed by ownership type
Franchised	916	27	94,258	3,526
Managed	38	1	6,061	190
	____	____	______	______
Total	954	28	100,319	3,716
	____	____	______	______

a.                    Includes one Holiday Inn Club Vacations property (152 rooms) (2021: nil Holiday Inn Club Vacations properties (nil rooms))
b.                    Iberostar Beachfront Resorts joined IHG's system as part of a long-term commercial agreement.
c.                    Includes one pipeline hotel that will be re-branded to voco.

Gross system size growth was 4.1% year-on-year. We opened 20.6k rooms (125 hotels) during the year, including 62 hotels across the Holiday Inn Brand Family and 23 Iberostar Beachfront Resorts added as part of a long-term commercial agreement. There were 11 avid hotels opened, including the first in Canada and the first dual-branded avid and Holiday Inn property in suburban Nashville, nine Candlewood Suites and eight Hotel Indigo properties. The first two Atwell Suites properties opened in Miami and Denver. Hotel Indigo added eight properties, including the first South American property in the Galapagos Islands and two additions to the New York City portfolio in Flushing, Queens, and the Financial District, Manhattan. There were 4.2k rooms (37 hotels) removed in the year; the removal rate of 0.8% was lower than the historical average, with fewer removals in 2022 including the effect of the 2021 Holiday Inn and Crowne Plaza review.

Net system size grew 3.3% year-on-year. Excluding the Iberostar Beachfront Resorts properties that were added to the system, net growth would have been 1.5%.

There were 32.5k rooms (231 hotels) signed during the year, including 15.6k rooms (73 hotels) during Q4, of which 11.4k rooms (28 hotels) were Iberostar Beachfront Resorts signings. During the year there were 73 hotel signings across the Holiday Inn Brand Family and 69 across Staybridge Suites and Candlewood Suites, along with 14 further avid hotels and 11 further Atwell Suites. Other notable signings included a strong year for Kimpton with six signings, including the first all-inclusive property for the brand in Mexico, the first two Vignette Collection properties in the region, and an InterContinental Resort in the Caribbean Island of Dominica.

The pipeline stands at 100.3k rooms (954 hotels), which represents around 20% of the current system size in the region.

  EMEAA
	12 months ended 31 December
EMEAA results
	2022	2021	%
	$m	$m	change
Revenue from the reportable segmenta
Fee business	284	149	90.6
Owned, leased and managed lease	268	154	74.0
	____	____	____
Total	552	303	82.2
	____	____	____
Operating profit from the reportable segmenta
Fee business	153	32	378.1
Owned, leased and managed lease	(1)	(27)	(96.3)
	____	____	____
	152	5	NMc
Operating exceptional items	(49)	(7)	600.0
	____	____	_____
Operating profit/(loss)	103	(2)	NMc
	____	____	_____

EMEAA comparable RevPARb movement on previous year	12 months ended 31 December 2022

Fee business
Six Senses	124.3%
Regent	67.5%
InterContinental	99.1%
Kimpton	249.5%
Hotel Indigo	122.8%
voco	52.0%
Crowne Plaza	86.5%
Holiday Inn	90.3%
Holiday Inn Express	90.3%
Staybridge Suites	44.2%
All brands	92.2%

Owned, leased and managed lease
All brands	142.3%

2022 Comparable RevPARb was up 93% vs 2021 (down 7.5% vs 2019). The industry faced some renewed challenges to travel volumes at the start of the year from the Omicron variant of Covid-19. However, from February and over subsequent months, easing of previous restrictions on international travel contributed to strong sequential improvements in RevPARb. Leisure stays and transient business were the strongest categories, with corporate bookings and group activity picking up in their pace of recovery as the year went on. Q4 RevPARb was up 65% vs 2021 (up 8.8% vs 2019) with occupancy of 70%; occupancy was 5%pts lower relative to 2019, more than offset by rate 17% higher than 2019 levels. Variance in performance within the region for the year predominantly reflected the timing of the lifting of restrictions. The UK, which saw one of the earlier easings of restrictions, saw RevPARb up 1% for the 2022 year as a whole vs 2019, improving to 12% in Q4. Strong improvements in London trading saw Q4 RevPARb up 6% vs 2019, rapidly closing the performance gap with the provinces which were up 15%. Elsewhere, the later lifting in restrictions saw Q4 RevPARb vs 2019 improve to down 13% in Japan and just 1% in South East Asia & Korea, whilst the earlier liftings saw both Australia and Continental Europe up 8%, and the benefit of the FIFA World Cup helped to drive 25% growth in the Middle East.

Revenue from the reportable segmenta increased by $249m (82%) to $552m (a decrease of $171m or 24% vs 2019). Operating profit increased by $105m to a $103m profit, driven by the increase in revenue, partially offset by an increase in exceptional items of $42m. Operating profit from the reportable segmenta increased by $147m to a $152m profit (a decrease of $65m vs 2019). Incentive management fees earned improved significantly to $69m (2021: $29m; 2019: $90m). Revenue and operating profit from the reportable segmenta also included the benefit of a $7m individually significant liquidated damages settlement in the first half of the year.

a.      Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.      Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.
c.       Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee business revenuea increased by $135m (91%) to $284m. Fee business operating profita increased to $153m from $32m in the prior year, driven by the significant improvement in trading. Together with the prior delivery of sustainable fee business cost savings, 2022 fee margina recovered strongly to 52.7%, compared to 21.5% in 2021 and 58.6% in 2019.

Owned, leased and managed lease revenue sharply increased by $114m to $268m, with comparable RevPARb up 142% vs 2021 (down 19% vs 2019) leading to an owned, leased and managed lease operating loss that decreased to just $1m compared to a $27m loss in 2021. The lifting of travel restrictions, predominantly in the UK, eased the trading challenges on this largely urban-centred portfolio. Excluding the results of three UK portfolio hotels and one InterContinental hotel which were exited in 2022, revenue increased by $120m and the operating loss improved by $19m.

a.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.       Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

EMEAA hotel and room count	Hotels		Rooms

		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	18	(1)	1,236	(34)
Regent	4	1	1,113	342
InterContinental	111	3	32,861	300
Vignette Collection	3	2	579	433
Kimpton	12	2	2,397	251
Hotel Indigo	51	3	5,733	550
voco	29	8	7,926	2,044
Crowne Plaza	182	-	43,942	(886)
Holiday Inn	374	(6)	67,867	(2,957)
Holiday Inn Express	341	8	49,875	1,327
Staybridge Suites	18	(1)	2,932	(277)
Iberostar Beachfront Resortsa	10	10	3,375	3,375
Otherb	16	3	9,828	996
	_____	____	_______	____
Total	1,169	32	229,664	5,464
	_____	____	_______	____
Analysed by ownership type
Franchised	802	35	131,916	6,209
Managed	354	-	94,856	(343)
Owned, leased and managed lease	13	(3)	2,892	(402)
	_____	____	_______	____
Total	1,169	32	229,664	5,464
	_____	____	_______	____

a.                    Iberostar Beachfront Resorts joined IHG's system as part of a long-term commercial agreement.
b.                    Includes three open hotels that will be re-branded to voco and two open hotels that will be re-branded to Vignette Collection.

EMEAA pipeline	Hotels		Rooms

		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	28	5	2,075	355
Regent	6	-	1,368	27
InterContinental	51	8	11,796	2,276
Vignette Collection	5	5	425	425
Kimpton	8	(1)	1,534	(140)
Hotel Indigo	46	2	8,044	1,040
voco	32	1	8,827	74
Crowne Plaza	40	-	10,377	(84)
Holiday Inn	84	(14)	16,436	(4,578)
Holiday Inn Express	88	(11)	13,199	(2,394)
Staybridge Suites	20	1	3,072	279
Iberostar Beachfront Resortsa	10	10	3,674	3,674
Otherb	16	10	2,583	1,524
	____	____	____	_____
Total	434	16	83,410	2,478
	____	____	____	_____
Analysed by ownership type
Franchised	164	(11)	26,688	(357)
Managed	269	27	56,567	2,835
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	434	16	83,410	2,478
	____	____	______	_____

a.                    Iberostar Beachfront Resorts joined IHG's system as part of a long-term commercial agreement.
b.                    Includes five voco pipeline hotels and five Vignette Collection pipeline hotels.

Gross system size growth was 7.2% year-on-year. We opened 16.2k rooms (79 hotels) during the year. There were 32 openings across the Holiday Inn Brand Family, including resort locations such as Holiday Inn Resort Ho Tram Beach (Vietnam) and Holiday Inn & Suites Sydney Bondi Junction, and urban locations such as Holiday Inn Express Auckland City Centre and at Cambridge West in the UK. Ten Iberostar Beachfront Resorts were added as part of a long-term commercial agreement. There were eight voco properties in seven different countries opened during 2022, including Doha West Bay, Johannesburg and a flagship new-build at Melbourne Central. Other notable openings included InterContinental properties in Bali, Ras Al Khaimah and Appi Kogen Resort, Japan, and the second and third Vignette Collection hotels opened with Sindhorn Midtown Hotel Bangkok and Porto Casa da Companhia in Portugal. There were 10.7k rooms (47 hotels) removed in the year, of which 6.5k (28 hotels) related to ceasing operations in Russia; the underlying removal rate was 2.0%.

Net system size grew 2.4% year-on-year; adjusting for the removal of hotels in Russia, net system size growth was 3.1% higher at 5.5%. Excluding the Iberostar Beachfront Resorts properties that were added to the system, net growth would have been 3.9%.

There were 25.8k rooms (128 hotels) signed during the year, including 15.2k rooms (66 hotels) during Q4, of which 7.0k rooms (20 hotels) were Iberostar Beachfront Resorts signings. During the year there were 33 signings across the Holiday Inn Brand Family and a particularly strong year for the InterContinental brand with 14 signings and for Six Senses with six signings. A strong year for conversions, which represented around 40% of all signings (excluding Iberostar Beachfront Resorts), included 16 voco and eight Vignette properties. One of six multi-brand portfolio deals will bring the Hotel Indigo, Crowne Plaza and Holiday Inn Express brands to the UNESCO world heritage site at Hoi An, Vietnam. Other notable signings included the fourth Kimpton in Thailand with Kimpton Hua Hin Resort and our first Hotel Indigo in Tokyo and the fifth in London at K West Shepherd's Bush.

The pipeline stands at 83.4k rooms (434 hotels), which represents 36% of the current system size in the region.

GREATER CHINA
	12 months ended 31 December

Greater China results	2022	2021	%
	$m	$m	change

Revenue from the reportable segmenta
Fee business	87	116	(25.0)
	____	____	_____
Total	87	116	(25.0)
	____	____	_____
Operating profit from the reportable segmenta
Fee business	23	58	(60.3)
	____	____	____
Operating profit	23	58	(60.3)
	____	____	____

Greater China comparable RevPARb movement on previous year	12 months ended 31 December 2022

Fee business
Regent	(4.6)%
InterContinental	(22.4)%
Hotel Indigo	(6.6)%
HUALUXE	(8.5)%
Crowne Plaza	(11.0)%
Holiday Inn	(8.7)%
Holiday Inn Express	(11.9)%
All brands	(13.5)%

2022 Comparable RevPARb was down 13.5% vs 2021 (down 38% vs 2019). Localised travel restrictions were re-implemented numerous times over the course of 2022 in response to increased Covid-19 cases, which saw the industry substantially impacted. At times during the year, around one-third of IHG's estate was repurposed for quarantine hotels or temporarily closed. The monthly RevPARb performance bottomed in the March to May period when it was down by more than 50% vs 2019 levels; by July and August there were marked improvements with RevPARb vs 2019 down 15% and 18% respectively in those months; after more restrictions were re-introduced in September, Q4 saw RevPARb revert back to 42% below 2019. For the year as a whole, Tier 1 cities were the most severely impacted by the restrictions due to the exposure to international and corporate travel, declining 53% in 2022 vs 2019. Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed better with a decline of 30%; these cities were still significantly impacted given the larger Tier 1 cities represent much of the source markets for travellers into these locations. All prior restrictions have now largely been removed, with a marked improvement for the industry expected in 2023.

Revenue from the reportable segmenta in 2022 decreased by $29m (25%) to $87m (a decrease of $48m or 36% vs 2019). Driven by the reduction in revenue, operating profit decreased by $35m (60%) to $23m (a decrease of $50m vs 2019). The impact on trading of the Covid-related restrictions at our managed hotels led to incentive management fees reducing to $16m from $25m in 2021 (2019: $48m). 2022 fee margina reduced to 26.4%, compared to 47.3% in 2021 and 54.1% in 2019.

a.       Definitions for non-GAAP measures can be found in the 'Use of key performance measures and non-GAAP measures' section along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b.       Comparable RevPAR and occupancy include the impact of hotels temporarily closed as a result of Covid-19.

Greater China hotel and room count	Hotels		Rooms

		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	1	-	130	8
Regent	5	1	1,915	496
InterContinental	54	1	21,404	214
Kimpton	2	1	307	178
Hotel Indigo	19	3	2,974	559
voco	8	3	1,575	481
HUALUXE	21	5	5,983	1,380
Crowne Plaza	111	1	38,143	(277)
EVEN Hotels	3	1	437	186
Holiday Inn	128	6	34,325	1,315
Holiday Inn Express	278	31	51,943	4,889
Othera	9	-	7,331	-
	____	____	_______	_____
Total	639	53	166,467	9,429
	____	____	_______	_____
Analysed by ownership type
Franchised	215	36	46,067	5,916
Managed	424	17	120,400	3,513
	____	____	_______	_____
Total	639	53	166,467	9,429
	____	____	_______	_____

a.                    Includes one open hotel that will be re-branded to voco.

Greater China pipeline	Hotels		Rooms

		Change over		Change over
	2022	2021	2022	2021
	31 December	31 December	31 December	31 December
Analysed by brand
Six Senses	4	-	233	-
Regent	4	2	942	345
InterContinental	29	2	8,382	475
Kimpton	9	2	2,326	579
Hotel Indigo	47	6	8,160	782
voco	3	1	655	363
HUALUXE	21	(2)	5,350	(695)
Crowne Plaza	64	16	17,255	4,098
EVEN Hotels	21	2	4,108	367
Holiday Inn	80	8	19,684	2,088
Holiday Inn Express	189	(19)	30,644	(4,088)
Other	-	-	-	-
	____	____	______	_____
Total	471	18	97,739	4,314
	____	____	______	_____
Analysed by ownership type
Franchised	233	7	42,365	2,310
Managed	238	11	55,374	2,004
	____	____	______	_____
Total	471	18	97,739	4,314
	____	____	______	_____

Gross system size growth was 8.1% year-on-year, with the Covid-related restrictions in 2022 also impacting the ability for new hotels to open. There were 12.7k rooms (65 hotels) added to our system during the year, a reduction from 18.1k rooms (88 hotels) achieved in 2021. Openings in 2022 included 35 Holiday Inn Express and nine Holiday Inn properties. Other notable openings were five HUALUXE properties including Shanghai Changfeng Park and Qingdao Licang, three voco properties as the brand builds its presence, and the reopening of the flagship Regent Hong Kong. There were 3.2k rooms (12 hotels) removed in the year, representing a removal rate of 2.1%. Net system size growth was 6.0% year-on-year.

There were 22.0k rooms (108 hotels) signed during the year, including 5.5k rooms (29 hotels) during Q4. Signings in 2022 included 34 for Holiday Inn Express and 19 for Holiday Inn. This was a particularly strong and record-breaking year for Crowne Plaza, with a total of 23 signings growing its pipeline to 64 hotels. Other notable signings included those across our Luxury & Lifestyle brands, with two Regent properties (Shanghai On The Bund and Shenzhen Bay), three Kimpton and four InterContinental properties added to the pipeline, along with a further 11 for Hotel Indigo; Luxury & Lifestyle now represents over 20% of the pipeline in the region.

The pipeline in total stands at 97.7k rooms (471 hotels), which represents 59% of the current system size in the region.

CENTRAL
	12 months ended 31 December

	2022	2021	%
Central results	$m	$m	change

Revenue	199	197	1.0
Gross costs	(307)	(285)	7.7
	____	____	____
Operating loss	(108)	(88)	22.7
	____	____	____

Central revenue, which is mainly comprised of technology fee income, increased by $2m (1.0%) to $199m. Central revenue was impacted by trading in Greater China resulting in lower technology fees.

Gross costs increased by $22m (7.7%) year-on-year, driven by investment spend to support growth and enhancing the capabilities of our core HR systems, in addition to underlying inflationary pressures on costs. Investment also included $5m in costs related to Iberostar Beachfront Resorts, with a further net impact on operating profit from reportable segments expected to be $10-15m in 2023. Increases in gross costs were partially offset by favourable currency movements.

The resulting $108m operating loss was an increase of $20m year-on-year, a decrease of $32m compared to 2019.

Use of key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Financial Statements (IFRS measures), the Business Review presents certain financial measures when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Financial Statements.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years. These measures include the impact of hotels temporarily closed as a result of Covid-19.

RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue from hotels in IHG's System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:
●	Total rooms revenue from franchised hotels;
●
Total hotel revenue from managed hotels including food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and

●	Total hotel revenue from owned, leased and managed lease hotels.
Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as managed and franchised hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management and franchise agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 2 to the Financial Statements. These measures are presented for each of the Group's regions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:
●
System Fund - the Fund is not managed to generate a surplus or deficit for IHG over the longer term; but is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes such as  use in marketing, the Guest Reservation System and loyalty programme.

●
Revenues related to the reimbursement of costs - there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

●
Exceptional items - these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
●	Underlying revenue;
●	Underlying operating profit;
●	Underlying fee revenue; and
●	Fee margin.
Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group's captive insurance company, which is not part of the Group's main trading operations, and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's System size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes foreign exchange gains / losses primarily related to the Group's internal funding structure and the following items of interest which are recorded within the System Fund:
●	Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.
●	Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

The exclusion of foreign exchange gains / losses provides greater comparability with covenant interest as calculated under the terms of the Group's revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of foreign exchange gains / losses, exceptional items and System Fund
Foreign exchange gains / losses vary year-on-year depending on the movement in exchange rates and, as outlined above, exceptional items also vary year-on-year. Both can impact the current year's tax charge. The System Fund is not managed to a profit or loss for IHG over the longer term and is, in general, not subject to tax.

Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge. A reconciliation of the tax charge as recorded in the Group income statement, to tax excluding the impact of foreign exchange gains / losses, exceptional items and System Fund, and the calculation of the underlying tax rate can be found in note 6 to the Financial Statements.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund and foreign exchange gains / losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Financial Statements.

Adjusted EBITDA
One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of maintaining this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs (key money).

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group's banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 10 to the Financial Statements.

Gross capital expenditure, net capital expenditure, adjusted free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as either maintenance, recyclable or System Fund. This disaggregation provides useful information as it enables users to distinguish between:
●	System Fund capital investments which are strategic investments to drive growth at hotel level;
●
Recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and

●	Maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Adjusted free cash flow
Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of maintenance capital expenditure (excluding contract acquisition costs); (3) the inclusion of the principal element of lease payments; and (4) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

Changes in definitions to the 2021 Annual Report and Accounts
The following definitions have been amended:
●
Adjusted interest, adjusted earnings per ordinary share and the definition of tax excluding the impact of exceptional items and System Fund have been amended to exclude foreign exchange gains / losses recorded within financial expenses. Since the gains / losses are principally as a result of the Group's internal funding structure they are not reflective of the performance of the Group, and excluding these amounts provides a more comparable year-on-year measure for investors and other users, aligned to how management monitors the business. Comparatives have not been restated as the impact of these changes is not material in 2021.

●
The definition and reconciliation of Adjusted EBITDA has been amended to reconcile to the nearest GAAP measure, cash flow from operations, reflecting the fact Adjusted EBITDA is primarily used by the Group as a liquidity measure. The value of Adjusted EBITDA is unchanged from 2021.

Revenue and operating profit non-GAAP reconciliations
Highlights for the 12 months ended 31 December
Reportable segments	Revenue			Operating profit

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Per Group income statement	3,892	2,907	33.9	628	494	27.1
System Fund	(1,217)	(928)	31.1	105	11	854.5
Reimbursement of costs	(832)	(589)	41.3	-	-	-
Operating exceptional items	-	-	-	95	29	227.6
	_____	_____	_____	_____	_____	_____
Reportable segments	1,843	1,390	32.6	828	534	55.1
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	1,449	1,153	25.7	809	570	41.9
Owned, leased and managed lease	394	237	66.2	19	(36)	NMa
	_____	_____	_____	_____	_____	_____
Reportable segments	1,843	1,390	32.6	828	534	55.1

a.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit
	Revenue			Operating profit

	2022	2021	%	202	2021	%
	$m	$m	change	$m	$m	Change

Reportable segments (see above)	1,843	1,390	32.6	828	534	55.1
Significant liquidated damagesb	(7)	(6)	16.7	(7)	(6)	16.7
Owned and leased asset disposalsc	(19)	(36)	(47.2)	(2)	8	NMa
Currency impact	-	(40)	-	-	1	-
	____	_____	_____	____	_____	_____
Underlying revenue and underlying operating profit	1,817	1,308	38.9	819	537	52.5

a.        Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
b.        $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA and $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China.
c.       The results of three UK Portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) and the prior year to determine underlying growth. The results of the hotels removed in 2021 (being the year of disposal of these hotels) have also been removed to determine underlying growth.

Underlying fee revenue and underlying fee operating profit
Revenue				Operating profit

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Reportable segments fee business (see above)	1,449	1,153	25.7	809	570	41.9
Significant liquidated damagesa	(7)	(6)	16.7	(7)	(6)	16.7
Currency impact	-	(22)	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying fee revenue and underlying fee operating profit	1,442	1,125	28.2	802	562	42.7

a.       $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA and $6m recognised in 2021 reflects the significant liquidated damages related to one hotel in Greater China.
Americas
Revenue				Operating profita

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Per Group financial statements	1,005	774	29.8	761	559	36.1

Reportable segments analysed as:
Fee business	879	691	27.2	741	568	30.5
Owned, leased and managed lease	126	83	51.8	20	(9)	NMb
	_____	_____	_____	_____	_____	_____
	1,005	774	29.8	761	559	36.1

Reportable segments (see above)	1,005	774	29.8	761	559	36.1
Owned and leased asset disposalsc	-	(11)	-	-	3	-
Currency impact	-	(1)	-	-	(1)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	1,005	762	31.9	761	561	35.7

Owned, leased and managed lease included in the above	(126)	(72)	75.0	(20)	6	NMb
	_____	_____	_____	_____	_____	_____
Underlying fee business	879	690	27.4	741	567	30.7

a.                     Before exceptional items.
b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.                    The results of the hotels removed in 2021 (being the year of disposal of these hotels) have been removed to determine underlying growth.

EMEAA
Revenue				Operating profita

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change

Per Group financial statements	552	303	82.2	152	5	NMb

Reportable segments analysed as:
Fee business	284	149	90.6	153	32	378.1
Owned, leased and managed lease	268	154	74.0	(1)	(27)	(96.3)
	_____	_____	_____	_____	_____	_____
	552	303	82.2	152	5	NMb

Reportable segments (see above)	552	303	82.2	152	5	NMb
Significant liquidated damagesd	(7)	-	-	(7)	-	-
Owned and leased asset disposalsc	(19)	(25)	(24.0)	(2)	5	NMb
Currency impact	-	(30)	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	526	248	112.1	143	8	NMb

Owned, leased and managed lease included in the above	(249)	(111)	124.3	3	19	(84.2)
	_____	_____	_____	_____	_____	_____
Underlying fee business	277	137	102.2	146	27	440.7

a.        Before exceptional items.
b.       Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.                 The results of three UK portfolio hotels and one InterContinental Hotel have been removed in 2022 (being the year of disposal) and the prior year to determine underlying growth. The results of the hotels removed in 2021 (being the year of disposal of these hotels) have also been removed to determine underlying growth.
d.                    $7m recognised in 2022 reflects the significant liquidated damages related to one hotel in EMEAA.

Greater China
Revenue				Operating profita

	2022	2021	%	2022	2021	%
	$m	$m	change	$m	$m	change
Per Group financial statements
Reportable segments analysed as:	87	116	(25.0)	23	58	(60.3)
	_____	_____	_____	_____	_____	_____
Fee business	87	116	(25.0)	23	58	(60.3)

Reportable segments (see above)	87	116	(25.0)	23	58	(60.3)
Significant liquidated damagesc	-	(6)	-	-	(6)	-
Currency impact	-	(4)	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying revenue and underlying operating profit	87	106	(17.9)	23	50	(54.0)

a.                    Before exceptional items.
b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c.                    $6m recognised in 2021 reflects the significant liquidated damages related to one property.

Fee margin reconciliation

	12 months ended 31 December
2022
	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	879	284	87	199	1,449
Significant liquidated damages	-	(7)	-	-	(7)
Captive insurance company	-	-	-	(21)	(21)
	_____	_____	_____	_____	_____
	879	277	87	178	1,421

Operating profit $m
Reportable segments analysed as fee business (see above)	741	153	23	(108)	809
Significant liquidated damages	-	(7)	-	-	(7)
Captive insurance company	-	-	-	(4)	(4)
	_____	_____	_____	_____	_____
	741	146	23	(112)	798

Fee margin %	84.3%	52.7%	26.4%	(62.9)%	56.2%

	12 months ended 31 December
2021
	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	691	149	116	197	1,153
Significant liquidated damages	-	-	(6)	-	(6)
Captive insurance company	-	-	-	(17)	(17)
	_____	_____	_____	_____	_____
	691	149	110	180	1,130

Operating profit $m
Reportable segments analysed as fee business (see above)	568	32	58	(88)	570
Significant liquidated damages	-	-	(6)	-	(6)
Captive insurance company	-	-	-	(3)	(3)
	_____	_____	_____	_____	_____
	568	32	52	(91)	561

Fee margin %	82.2%	21.5%	47.3%	(50.6)%	49.6%

Net capital expenditure reconciliation
	12 months ended 31 December

	2022	2021
	$m	$m

Net cash from investing activities	(78)	(12)
Adjusted for:
Contract acquisition costs, net of repayments	(64)	(42)
System Fund depreciation and amortisationa	83	91
Deferred purchase consideration paid	-	13
	_____	_____
Net capital expenditure	(59)	50
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs, net of repayments, of $64m (2021: $42m))	(108)	(75)
Capital expenditure: recyclable investments	1	53
Capital expenditure: System Fund capital investments	48	72
	_____	_____
Net capital expenditure	(59)	50
	_____	_____

a.                    Excludes depreciation of right-of-use assets.

Gross capital expenditure reconciliation
	12 months ended 31 December

	2022	2021
	$m	$m

Net capital expenditure	(59)	50
Add back:
Disposal receipts	(16)	(58)
Repayments of contract acquisition costs	(3)	(1)
System Fund depreciation and amortisationa	(83)	(91)
	_____	_____
Gross capital expenditure	(161)	(100)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including gross contract	(111)	(76)
acquisition costs of $67m (2021: $43m))
Capital expenditure: recyclable investments	(15)	(5)
Capital expenditure: System Fund capital investments	(35)	(19)
	_____	_____
Gross capital expenditure	(161)	(100)
	_____	_____

a.                    Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation
	12 months ended 31 December

	2022	2021
	$m	$m

Net cash from operating activities	646	636
Adjusted for:
Principal element of lease payments	(36)	(32)
Purchase of shares by employee share trusts	(1)	-
Capital expenditure: maintenance (excluding contract acquisition costs)	(44)	(33)
	_____	_____
Adjusted free cash flow	565	571
	_____	_____

Adjusted interest reconciliation
The following table reconciles net financial expenses to adjusted interest.

12 months ended 31 December

	2022	2021
	$m	$m
Net financial expenses
Financial income	22	8
Financial expenses	(118)	(147)
	_____	_____
	(96)	(139)
Adjusted for:
Interest attributable to the System Fund Foreign exchange gains*	(16) (10)	(3) -
	_____	_____
	(26)	(3)

Adjusted interest	(122)	(142)
	_____	_____

* The definition of adjusted interest has been updated. The impact to the prior year is not material, and as such has not been restated.

Adjusted earnings per ordinary share reconciliation
	12 months ended 31 December

	2022	2021
	$m	$m
Profit available for equity holders	375	266
Adjusting items:
System Fund revenues and expenses	105	11
Interest attributable to the System Fund	(16)	(3)
Operating exceptional items	95	29
Fair value gains on contingent purchase consideration	(8)	(6)
Tax on fair value gains on contingent purchase consideration	-	1
Foreign exchange gains*	(10)	-
Tax on foreign exchange gains*	(4)	-
Tax on exceptional items	(26)	(3)
Exceptional tax	-	(26)
	_____	_____
Adjusted earnings	511	269

Basic weighted average number of ordinary shares (millions)	181	183
Adjusted earnings per ordinary share (cents)	282.3	147.0

* The definition of adjusted earnings per share has been updated. The impact to the prior year is not material, and as such has not been restated.

Highlights for the 12 months ended 31 December vs 2019

Reportable segments	Revenue			Operating profit

	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Group income statement	3,892	4,627	(15.9)	628	630	(0.3)
System Fund	(1,217)	(1,373)	(11.4)	105	49	114.3
Reimbursement of costs	(832)	(1,171)	(28.9)	-	-	-
Operating exceptional items	-	-	-	95	186	(48.9)
	_____	_____	_____	_____	_____	_____
Reportable segments	1,843	2,083	(11.5)	828	865	(4.3)
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as:
Fee business	1,449	1,510	(4.0)	809	813	(0.5)
Owned, leased and managed lease	394	573	(31.2)	19	52	(63.5)
	_____	_____	_____	_____	_____	_____
Reportable segments	1,843	2,083	(11.5)	828	865	(4.3)

Americas
Revenue				Operating profita

	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Group financial statements	1,005	1,040	(3.4)	761	700	8.7

Reportable segments analysed as:
Fee business	879	853	3.0	741	663	11.8
Owned, leased and managed lease	126	187	(32.6)	20	37	(45.9)
	_____	_____	_____	_____	_____	_____
	1,005	1,040	(3.4)	761	700	8.7

a.                     Before exceptional items.

EMEAA
Revenue				Operating profita

	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Group financial statements	552	723	(23.7)	152	217	(30.0)

Reportable segments analysed as:
Fee business	284	337	(15.7)	153	202	(24.3)
Owned, leased and managed lease	268	386	(30.6)	(1)	15	NMb
	_____	_____	_____	_____	_____	_____
	552	723	(23.7)	152	217	(30.0)

a.                     Before exceptional items.
b.                    Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Greater China
Revenue				Operating profita

	2022	2019	%	2022	2019	%
	$m	$m	change	$m	$m	change

Per Group financial statements	87	135	(35.6)	23	73	(68.5)

Reportable segments analysed as:
Fee business	87	135	(35.6)	23	73	(68.5)
	_____	_____	_____	_____	_____	_____
	87	135	(35.6)	23	73	(68.5)

a.                    Before exceptional items.

Fee Margin Reconciliation

	12 months ended 31 December
2019
	Americas	EMEAA	Greater China	Central	Total
Revenue $m
Reportable segments analysed as fee business (see above)	853	337	135	185	1,510
Significant liquidated damages	-	(11)	-	-	(11)
Captive insurance company	-	-	-	(19)	(19)
	_____	_____	_____	_____	_____
	853	326	135	166	1,480

Operating profit $m
Reportable segments analysed as fee business (see above)	663	202	73	(125)	813
Significant liquidated damages	-	(11)	-	-	(11)
Captive insurance company	-	-	-	(1)	(1)
	_____	_____	_____	_____	_____
	663	191	73	(126)	801

Fee margin %	77.7%	58.6%	54.1%	(75.9)%	54.1%

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2022

	2022 Year ended 31 December $m	2021 Year ended31 December$m

Revenue from fee business	1,449	1,153
Revenue from owned, leased and managed lease hotels	394	237
System Fund revenues	1,217	928
Reimbursement of costs	832	589
	_____	_____
Total revenue (notes 3 and 4)	3,892	2,907

Cost of sales	(648)	(486)
System Fund expenses	(1,322)	(939)
Reimbursed costs	(832)	(589)
Administrative expenses	(364)	(300)
Share of losses of associates	(59)	(8)
Other operating income	29	11
Depreciation and amortisation	(68)	(98)
Impairment loss on financial assets	(5)	-
Other net impairment reversals/(charges) (note 5)	5	(4)
	_____	_____
Operating profit (note 3)	628	494

Operating profit analysed as:
Operating profit before System Fund and exceptional items	828	534
System Fund	(105)	(11)
Operating exceptional items (note 5)	(95)	(29)
	_____	_____
	628	494

Financial income	22	8
Financial expenses	(118)	(147)
Fair value gains on contingent purchase consideration	8	6
	_____	_____
Profit before tax	540	361

Tax (note 6)	(164)	(96)
	_____	_____
Profit for the year from continuing operations	376	265
	_____	_____

Attributable to:
Equity holders of the parent	375	266
Non-controlling interest	1	(1)
	_____	_____
	376	265
	_____	_____

Earnings per ordinary share (note 7)
Basic	207.2¢	145.4¢
Diluted	206.0¢	144.6¢

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2022

	2022 Year ended 31 December $m	2021 Year ended 31 December $m

Profit for the year	376	265

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains/(losses) on cash flow hedges, including related tax credit of $2m (2021: $7m charge)	35	(69)
Costs of hedging	3	2
Hedging (gains)/losses reclassified to financial expenses	(43)	96
Exchange gains/(losses) on retranslation of foreign operations, including related tax credit of $5m (2021: $4m charge)	181	18
	_____	_____
	176	47
Items that will not be reclassified to profit or loss:
Gains on equity instruments classified as fair value through other comprehensive income, including related tax credit of $2m (2021: $1m charge)	1	14
Re-measurement gains on defined benefit plans, net of related tax charge of $6m (2021: $nil)	15	7
Tax related to pension contributions	-	1
	_____	_____
	16	22
	_____	_____
Total other comprehensive income for the year	192	69
	_____	_____
Total comprehensive income for the year	568	334
	_____	_____

Attributable to:
Equity holders of the parent	568	335
Non-controlling interest	-	(1)
	_____	_____
	568	334
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2022

	Year ended 31 December 2022
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	154	(2,539)	904	7	(1,474)

Total comprehensive income for the year	-	178	390	-	568
Repurchase of shares, including transaction costs	(1)	1	(513)	-	(513)
Purchase of own shares by employee share trusts	-	(1)	-	-	(1)
Transfer of treasury shares to employee share trusts	-	(26)	26	-	-
Release of own shares by employee share trusts	-	12	(12)	-	-
Equity-settled share-based cost	-	-	44	-	44
Tax related to share schemes	-	-	1	-	1
Equity dividends paid	-	-	(233)	-	(233)
Exchange adjustments	(16)	16	-	-	-
	_____	_____	_____	_____	_____
At end of the year	137	(2,359)	607	7	(1,608)
	_____	_____	_____	_____	_____

	Year ended 31 December 2021
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	156	(2,581)	568	8	(1,849)

Total comprehensive income for the year	-	61	274	(1)	334
Transfer of treasury shares to employee share trusts	-	(34)	34	-	-
Release of own shares by employee share trusts	-	13	(13)	-	-
Equity-settled share-based cost	-	-	39	-	39
Tax related to share schemes	-	-	2	-	2
Exchange adjustments	(2)	2	-	-	-
	_____	_____	_____	_____	_____
At end of the year	154	(2,539)	904	7	(1,474)
	_____	_____	_____	_____	_____

*Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.
Total comprehensive income is shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2022
	2022 31 December	2021 31 December
	$m	$m
ASSETS
Goodwill and other intangible assets	1,144	1,195
Property, plant and equipment	157	137
Right-of-use assets	280	274
Investment in associates	36	77
Retirement benefit assets	2	2
Other financial assets	156	173
Derivative financial instruments	7	-
Deferred compensation plan investments	216	256
Non-current other receivables	3	1
Deferred tax assets	126	147
Contract costs	75	72
Contract assets	336	316
	______	______
Total non-current assets	2,538	2,650
	______	______
Inventories	4	4
Trade and other receivables	646	574
Current tax receivable	16	1
Other financial assets	-	2
Cash and cash equivalents	976	1,450
Contract costs	5	5
Contract assets	31	30
	______	______
Total current assets	1,678	2,066
	______	______
Total assets	4,216	4,716
	_____	_____
LIABILITIES
Loans and other borrowings	(55)	(292)
Lease liabilities	(26)	(35)
Trade and other payables	(697)	(579)
Deferred revenue	(681)	(617)
Provisions	(53)	(49)
Current tax payable	(32)	(52)
	______	______
Total current liabilities	(1,544)	(1,624)
	______	______
Loans and other borrowings	(2,341)	(2,553)
Lease liabilities	(401)	(384)
Derivative financial instruments	(11)	(62)
Retirement benefit obligations	(66)	(92)
Deferred compensation plan liabilities	(216)	(256)
Trade and other payables	(81)	(89)
Deferred revenue	(1,043)	(996)
Provisions	(43)	(41)
Deferred tax liabilities	(78)	(93)
	______	______
Total non-current liabilities	(4,280)	(4,566)
	______	______
Total liabilities	(5,824)	(6,190)
	_____	_____
Net liabilities	(1,608)	(1,474)
	_____	_____
EQUITY
IHG shareholders' equity	(1,615)	(1,481)
Non-controlling interest	7	7
	______	______
Total equity	(1,608)	(1,474)
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2022

	2022 Year ended 31 December	2021 Year ended 31 December
	$m	$m

Profit for the year	376	265
Adjustments reconciling profit for the year to cash flow from operations (note 9)	585	583
	_____	_____
Cash flow from operations	961	848
Interest paid	(126)	(134)
Interest received	22	8
Tax paid	(211)	(86)
	_____	_____
Net cash from operating activities	646	636
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(54)	(17)
Purchase of intangible assets	(45)	(35)
Investment in associates	(1)	-
Investment in other financial assets	-	(5)
Deferred purchase consideration paid	-	(13)
Lease incentives received	6	-
Disposal of property, plant and equipment	3	-
Disposal of hotel assets, net of costs and cash disposed	-	44
Repayments of other financial assets	13	14
	_____	_____
Net cash from investing activities	(78)	(12)
	_____	_____
Cash flow from financing activities
Repurchase of shares, including transaction costs	(482)	-
Purchase of own shares by employee share trusts	(1)	-
Dividends paid to shareholders (note 8)	(233)	-
Repayment of commercial paper	-	(828)
Repayment of long-term bonds	(209)	-
Principal element of lease payments	(36)	(32)
	_____	_____
Net cash from financing activities	(961)	(860)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	(393)	(236)

Cash and cash equivalents, net of overdrafts, at beginning of the year	1,391	1,624
Exchange rate effects	(77)	3
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	921	1,391
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The preliminary consolidated financial statements of InterContinental Hotels Group PLC (the 'Group' or 'IHG') for the year ended 31 December 2022 have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations and with International Financial Reporting Standards ('IFRSs') as issued by the IASB. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.

The Group financial statements for the year ended 31 December 2022 were approved by the Board on 20 February 2023. The auditor, PricewaterhouseCoopers LLP, has given an unqualified report in respect of those Group financial statements with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. The Group financial statements for the year ended 31 December 2022 will be delivered to the Registrar of Companies in due course.

Financial information for the year ended 31 December 2021 has been extracted from the Group's published financial statements for that year and which have been filed with the Registrar of Companies. The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

Going concern

A period of 18 months has been used, from 1 January 2023 to 30 June 2024, to complete the going concern assessment.

In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a 'Base Case' scenario which assumes global RevPAR in 2023 around pre-pandemic levels boosted by resilient leisure travel and continued recovery in corporate and group demand. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a 'Downside Case' based on a recession scenario which assumes no RevPAR growth in 2023, with the recovery profile delayed by one year, and a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that the performance during 2023 starts to worsen and then RevPAR decreases significantly by 17% in 2024.

A large number of the Group's principal risks would result in an impact on RevPAR which is one of the sensitivities assessed against the headroom available in the Base Case, Downside Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the 18-month period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

The Group's bank facilities were refinanced in April 2022 with a new revolving credit facility of $1,350m maturing in 2027 which increased the Group's key covenant of net debt:EBITDA to 4.0x. See note 10 for additional information. There are no debt maturities in the period under consideration.

Under the Base Case, Downside Case and Severe Downside Case covenants are not breached. Under the Severe Downside Case, there is limited headroom to the bank covenants at 30 June 2024 to absorb multiple additional risks and uncertainties. However, the Directors reviewed a number of actions to reduce discretionary spend, creating substantial additional headroom. After these actions are taken, there is significant headroom to the bank covenants to absorb the principal risks and uncertainties which could be applicable. In this scenario the Group also has substantial levels of existing cash reserves available after additional actions are taken (over $1.4bn at 30 June 2024) and is not expected to draw on the bank facility.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants, and the cash reserves that would be available to the Group at that time. The Directors concluded that the outcome of this reverse stress test showed that it was very unlikely the bank facility would need to be drawn.

The leverage and interest cover covenant tests up to 30 June 2024 (the last day of the assessment period), have been considered as part of the Base Case, Downside Case and Severe Downside Case scenarios. However, as the bank facility is unlikely to be drawn even in a scenario significantly worse than the Severe Downside Case scenario, the Group does not need to rely on the additional liquidity provided by the bank facility to remain a going concern. This means that in the event the covenant test was failed, the bank facility could be cancelled by the lenders but it would not trigger a repayment demand or create a cross-default risk. As a result, a covenant breach would not have any impact on the Group's going concern conclusion.

In the event that a covenant amendment was required, the Directors believe it is reasonable to expect that such an amendment could be obtained based on prior experience in negotiating the 2020 amendments, however the going concern conclusion is not dependent on this expectation. The Group also has alternative options to manage this risk including raising additional funding in the capital markets.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2024. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2.	Exchange rates
		2022		2021
		Average	Closing	Average	Closing
	$1 equivalent
	Sterling	£0.81	£0.83	£0.73	£0.74
	Euro	€0.95	€0.94	€0.85	€0.88

3.	Segmental information
	Revenue	2022	2021
		$m	$m

	Americas	1,005	774
	EMEAA	552	303
	Greater China	87	116
	Central	199	197
		_____	_____
	Revenue from reportable segments	1,843	1,390
	System Fund revenues	1,217	928
	Reimbursement of costs	832	589
		_____	_____
	Total revenue	3,892	2,907
		_____	_____

Profit	2022	2021
	$m	$m

Americas	761	559
EMEAA	152	5
Greater China	23	58
Central	(108)	(88)
	_____	_____
Operating profit from reportable segments	828	534
System Fund	(105)	(11)
Operating exceptional items (note 5)	(95)	(29)
	_____	_____
Operating profit	628	494
Net financial expenses	(96)	(139)
Fair value gains on contingent purchase consideration	8	6
	_____	_____
Profit before tax	540	361
	_____	_____

4.	Revenue
Year ended 31 December 2022
	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Franchise and base management fees	861	215	71	-	1,147
Incentive management fees	18	69	16	-	103
Central revenue	-	-	-	199	199
	_____	_____	_____	_____	_____
Revenue from fee business	879	284	87	199	1,449
Revenue from owned, leased and managed lease hotels	126	268	-	-	394
	_____	_____	_____	_____	_____
	1,005	552	87	199	1,843

System Fund revenues					1,217
Reimbursement of costs					832
					_____
Total revenue					3,892
					_____

Year ended 31 December 2021
	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m

Franchise and base management fees	683	120	91	-	894
Incentive management fees	8	29	25	-	62
Central revenue	-	-	-	197	197
	_____	_____	_____	_____	_____
Revenue from fee business	691	149	116	197	1,153
Revenue from owned, leased and managed lease hotels	83	154	-	-	237
	_____	_____	_____	_____	_____
	774	303	116	197	1,390

System Fund revenues					928
Reimbursement of costs					589
					_____
Total revenue					2,907
					_____

At 31 December 2022, the maximum exposure remaining under performance guarantees was $75m (2021: $85m).

5.	Exceptional items
		2022 $m	2021 $m
	Administrative expenses:
	Costs of ceasing operations in Russia	(12)	-
	Commercial litigation and disputes	(28)	(25)
		_____	_____
		(40)	(25)

	Share of losses of associate	(60)	-

	Other net impairment reversals/(charges):
	Management agreements - reversal	12	-
	Property, plant and equipment - charge	(10)	-
	Property, plant and equipment - reversal	3	-
	Right-of-use assets - charge	(2)	-
	Right-of-use assets - reversal	2	-
	Associates - charge	-	(4)
	Associates - reversal	2	-
	Contract assets - charge	(5)	-
	Contract assets - reversal	3	-
		_____	_____
		5	(4)
		_____	_____
	Operating exceptional items	(95)	(29)
		_____	_____
	Tax on exceptional items	26	3
	Exceptional tax	-	26
		_____	_____
	Tax (note 6)	26	29
		_____	_____

Costs of ceasing operations in Russia

On 27 June 2022, the Group announced it was in the process of ceasing all operations in Russia consistent with evolving UK, US and EU sanction regimes and the ongoing and increasing challenges of operating there. The costs associated with the cessation of corporate operations in Moscow and long-term management and franchise contracts are presented as exceptional due to the nature of the war in Ukraine which has driven the Group's response.

Commercial litigation and disputes

In both 2022 and 2021 relates to expected costs from commercial litigation and disputes. Costs can include awards made against the Group, proposed or agreed settlements, legal costs and interest, and are therefore subject to many uncertainties inherent in litigation. The costs in 2022 and 2021 primarily relate to the EMEAA and Americas regions, respectively. These costs are presented as exceptional reflecting (i) quantum and (ii) the nature of the disputes.

Share of losses of associate

As part of an agreed settlement of the 2021 Americas commercial dispute in relation to the Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group's current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group's investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. Should the hotel property increase in value in future periods, such revaluation gains will be attributed first to the Group up to the amount of the additional share of expenses; this would be reflected first as a reduction of the liability and subsequently as a trigger for impairment reversal of the associate. This charge is presented as exceptional by reason of its size and the nature of the agreement.

Impairment reversals and charges

Impairment reversals relate to charges which were recorded in 2020 and are presented as exceptional for consistency with those charges.

The management agreement impairment reversal of $12m relates to the Kimpton management agreement portfolio in the Americas region and arises due to strong trading conditions in 2022 and significantly improved industry forecasts.

The $10m charge on property, plant and equipment was recognised in relation to one hotel in the EMEAA region. A further $2m impairment of right-of-use assets was recognised in relation to the same hotel. The charge arises due to recent cost inflation which is impacting operating costs but also the projected variable rent payments. The charge is presented as exceptional due to size and the nature of events in 2022 which have resulted in high levels of inflation.

Impairment reversals of $3m on property, plant and equipment were recognised in relation to the UK portfolio (EMEAA region) and arose as a result of the renegotiation of contractual agreements enhancing the cash-generating potential of those hotels.

Right-of-use asset impairment reversals of $2m were recognised in relation to one hotel in the EMEAA region and arose due to improved recovery forecasts as well as strong 2022 trading.

The $2m impairment reversal of associates relates to an associate in the Americas region and arises due to strong trading conditions in 2022 and significantly improved industry forecasts.

The $5m contract asset impairment relates to key money pertaining to managed and franchised hotels in Russia. The impairment is treated as exceptional for consistency with the costs of ceasing operations described above.

Contract assets impairment reversal of $3m arises in the EMEAA region as a result of the improved financial position of owners or performance of the related hotels.

6.	Tax
		2022			2021
		Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Taxrate

	Before foreign exchange gains, exceptional items and System Fund	730	(194)	27%	401	(125)	31%
	Foreign exchange gains	10	4		-	-
	System Fund	(105)	-		(11)	-
	Exceptional items (note 5)	(95)	26		(29)	29
		_____	_____		_____	_____
		540	(164)		361	(96)
		_____	_____		_____	_____

	Analysed as:
	Current tax		(176)			(143)
	Deferred tax		12			47
			_____			_____
			(164)			(96)
			_____			_____

	Further analysed as:
	UK tax		(3)			28
	Foreign tax		(161)			(124)
			_____			_____
			(164)			(96)
			_____			_____

The deferred tax asset has decreased from $147m to $126m in the year and comprises $109m (31 December 2021: $127m) in the UK and $17m (31 December 2021: $20m) in respect of other territories.  The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.

7.	Earnings per ordinary share
		2022	2021
	Basic earnings per ordinary share
	Profit available for equity holders ($m)	375	266
	Basic weighted average number of ordinary shares (millions)	181	183
	Basic earnings per ordinary share (cents)	207.2	145.4
		_____	_____

	Diluted earnings per ordinary share
	Profit available for equity holders ($m)	375	266
	Diluted weighted average number of ordinary shares (millions)	182	184
	Diluted earnings per ordinary share (cents)	206.0	144.6
		_____	_____

	Diluted weighted average number of ordinary shares is calculated as:
		2022 millions	2021 millions
	Basic weighted average number of ordinary shares	181	183
	Dilutive potential ordinary shares	1	1
		______	______
		182	184
		_____	_____

8.	Dividends
		2022		2021
		cents per share	$m	cents per share	$m
	Paid during the year:
	Final (declared for previous year)	85.9	154	-	-
	Interim	43.9	79	-	-
		_____	_____	_____	_____
		129.8	233	-	-
		_____	_____	_____	_____

	The final dividend in respect of 2022 of 94.5¢ per ordinary share (amounting to $165m) is proposed for approval at the AGM on 5 May 2023.

9.	Reconciliation of profit for the year to cash flow from operations
		2022	2021
		$m	$m

	Profit for the year	376	265
	Adjustments for:

	Net financial expenses	96	139
	Fair value gains on contingent purchase consideration	(8)	(6)
	Income tax charge	164	96

	Operating profit adjustments:
	Impairment loss on financial assets	5	-
	Other net impairment (reversals)/charges	(5)	4
	Other operating exceptional items	100	25
	Depreciation and amortisation	68	98
		_____	_____
		168	127

	Contract assets deduction in revenue	32	35
	Share-based payments cost	30	28
	Share of (profits)/losses of associates (before exceptional items)	(1)	8
		_____	_____
		61	71

	System Fund adjustments:
	Depreciation and amortisation	86	94
	Impairment loss/(reversal) on financial assets	7	(6)
	Other impairment reversals	-	(3)
	Share-based payments cost	16	13
	Share of losses of associates	1	2
		_____	_____
		110	100

	Working capital and other adjustments:
	Increase in deferred revenue	108	39
	Changes in working capital	(11)	79
	Other adjustments	4	(8)
		_____	_____
		101	110

	Cash flows relating to exceptional items	(43)	(12)
	Contract acquisition costs, net of repayments	(64)	(42)
		_____	_____
	Total adjustments	585	583
		_____	_____
	Cash flow from operations	961	848
		_____	_____

10.	Net debt
		2022	2021
		$m	$m

	Cash and cash equivalents	976	1,450
	Loans and other borrowings - current	(55)	(292)
	Loans and other borrowings - non-current	(2,341)	(2,553)
	Lease liabilities - current	(26)	(35)
	Lease liabilities - non-current	(401)	(384)
	Derivative financial instruments hedging debt values	(4)	(67)
		_____	_____
	Net debt*	(1,851)	(1,881)
		_____	_____
	* See the Use of key performance measures and Non-GAAP measures' section.

In the Group statement of cash flows, cash and cash equivalents is presented net of $55m bank overdrafts (31 December 2021: $59m). Cash and cash equivalents includes $47m (31 December 2021: $86m) with restrictions on use.

Revolving Credit Facility

In April 2022, the Group's $1,275m revolving syndicated bank facility and $75m revolving bilateral facility were refinanced with a $1,350m Revolving Credit Facility ('RCF'). The facility was undrawn at 31 December 2022.

The new RCF contains two financial covenants: interest cover and a leverage ratio. These are tested at half year and full year on a trailing 12-month basis.

The interest cover covenant requires a ratio of Covenant EBITDA: Covenant interest payable above 3.5:1 and the leverage ratio requires Covenant net debt: Covenant EBITDA below 4.0:1.

The previous covenants, as set out in the 2021 Annual Report and Form 20-F, were waived until 31 December 2021 and had been relaxed for test dates in 2022. The temporary $400m liquidity covenant, which was previously applicable at 30 June and 31 December 2022 test dates, will no longer apply.

	2022	2021*

Covenant EBITDA ($m)	896	601
Covenant net debt ($m)	1,898	1,801
Covenant interest payable ($m)	109	133
Leverage	2.12	3.00
Interest cover	8.22	4.52
Liquidity ($m)	n/a	2,655

* In 2021, covenant measures were reported on a frozen GAAP basis excluding the effect of IFRS 16, an adjustment which has been eliminated under the new facility.

11.	Movement in net debt
		2022	2021
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(393)	(236)
	Add back financing cash flows in respect of other components of net debt:
	Principal element of lease payments	36	32
	Repayment of £600m commercial paper	-	828
	Repayment of long-term bonds	209	-

		_____	_____
		245	860
		_____	_____
	(Increase)/decrease in net debt arising from cash flows	(148)	624

	Other movements:
	Lease liabilities	(48)	(7)
	Increase in accrued interest	(1)	(1)
	Disposals	-	3
	Exchange and other adjustments	227	29
		_____	_____
		178	24
		_____	_____
	Decrease in net debt	30	648

	Net debt at beginning of the year	(1,881)	(2,529)
		_____	_____
	Net debt at end of the year	(1,851)	(1,881)
		_____	_____

12.	Equity

On 9 August 2022, the Company announced a $500m return of funds via a share repurchase programme. In the year ended 31 December 2022, 9.1m shares were repurchased for total consideration of $482m including $2m transaction costs, 4.5m are held as treasury shares and 4.6m were cancelled. A liability of $29m, reflecting outstanding amounts payable under the repurchase plan and associated transaction costs,  is recognised within current other payables. The share repurchase programme was completed on 31 January 2023.

In February 2023, the Board approved a further $750m share buyback programme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 February 2023